

НИЖНЬОДНІПРОВСЬКИЙ ТРУБОПРОКАТНИЙ ЗАВОД
Відкрите акціонерне товариство

вул.Столєтова, 21 м.Дніпропетровськ УКРАЇНА 49081
телефон: 0562 349 099 факс: 0562 349 108
info@ntz.dp.ua

[redacted]

№ 91-607

05011713

Dated 22.09.2005

TO: Commission on securities and stock market,
Corporate Financing Department
International Corporate Financing Section
Room 3045 (quarters 3-4)
Washington, Colombia county 20549
USA

Re: Open Joint Stock Company "Nizhnedneprovski Pipe Rolling Plant"
Exception of rule 12g3-2(b) out of force
File No. 82-4814

SUPPL

Dear sirs,

In accordance with rule 12g3-2(b) (1) (iii) and on behalf of Open Joint Stock Company "Nizhnedneprovsky Pipe Rolling Plant" (hereinafter referred to as Company), the documents stated in Enclosure A to this letter are sent for your consideration.

This information is provided in view of that such information and documents are not accepted as "registered" in KCPFR (SEC) or in another way are not placed under force of liabilities of Section 18, Law on Securities and Exchanges 1934 (hereinafter referred to as Law on Exchanges), and neither this letter nor provision of such documents and information are, for any purpose, admission that Company is placed under the force of Law on Exchanges.

If you have any questions, please, do not hesitate to contact Mr. Nakhod Olexandr Ivanovich, tel. (380-0562) 34-69-77, or Mrs Bondarenko Lyudmila Grigorivna, tel. (0380-0562) 34-94-66 in Dnipropetrovs'k, Ukraine.

Please, acknowledge the receipt of this letter and materials enclosed to it by putting the date of receipt on the letter copy enclosed to this letter and send back, please, to Nakhod Olexandr Ivanovich to the address: 49081, Ukraine, Dnipropetrovs'k, 21 Stoletov st., in the envelope with stamp and written address, which is enclosed to this letter.

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

Thank you for your interest.

Yours faithfully,
For and on behalf of Open Joint Stock Company "Nizhnedneprovski Pipe Rolling Plant"

Україна місто Дніпропетровськ Відкрите акціонерне товариство «Нижньодніпровський трубопрокатний завод» * 05393116 *

Nakhod Olexandr Ivanovich,
Director on Finance and Economy

ENCLOSURE A
Information disclosed by Open Joint Stock Company "Nizhnedneprovski Pipe Rolling Plant" or provided for shareholders

1. Document: Proceedings No.4 of the special general meeting of VAT NTZ shareholders, which took place on 19-26.11.2004 (Enclosure 1).

Date: (i) disclosed on shareholders' request

2. Document: Notification on holding the general meeting of VAT NTZ shareholders, which took place on 8.04.2005 (Enclosure 2).

Date: (i) disclosed for shareholders' knowledge according to article 8 "Company Management Bodies" i.8.2 "Shareholders' General Meetings" ii. 8.2.7 of VAT NTZ Statute;

(ii) published:

- 15.02.2005 in the newspaper "Economika plus" No. 12;
- 15.02.2005 in the newpaper "Dnipro vechirny" No. 23.

3. Document: Proceedings No.10 of the general meeting of VAT NTZ shareholders, which took place on 8.04.2005 (Enclosure 3).

Date: (i) disclosed on shareholders' request;

(ii) submitted to the Dnipropetrovs'k Territorial Administration of the State Commission on securities and stock market of Ukraine on 20.04.2005 as a part of VAT NTZ annual report over 2004;

(iii) submitted to the First Stock Trade System in papers on 11.08.2005 as a part of VAT NTZ annual report over 2004.

4. Document: Special information on issuer – "Information on changes in officials personnel of the issuer" (Enclosure 4).

Date: (i) submitted to the Dnipropetrovs'k Territorial Administration of the State Commission on securities and stock market of Ukraine on 12.04.2005 as notification about changes in the activity of the open joint stock company (enterprise – issuer of loan securities);

(ii) published on 15.04.2005 in the newspaper "Bulletin. Securities of Ukraine", No. 85-86.;

(iii) copy of the page from the newspaper "Bulletin. Securities of Ukraine", No.85-86 dated 15.04.2005 was submitted to the Dnipropetrovs'k Territorial Administration of the State Commission on securities and stock market of Ukraine on 27.04.2005;

(iv) submitted to the First Stock Trade System in papers on 24.05.2005.

5. Document: VAT NTZ Statute in a new version (Enclosure 5).

Date: (i) registered by the Executive Committee of the Dnipropetrovs'k Municipal Council on 20.05.2005;

(ii) disclosed on shareholders' request.

6. Document: VAT NTZ annual report over 2004 (Enclosure 6).

Date: (i) disclosed on shareholders' request;

(ii) registered by the Dnipropetrovs'k Territorial Administration of the State Commission on securities and stock market of Ukraine on 20.04.2005;

(iii) in pursuance of i.2 of the Decision taken by the State Commission on Securities and Stock Market of Ukraine "On procedure of information distribution among public by joint stock companies and issuers of loan securities", made known on the WEB-site of TOV "Stock Market Agency" on 9.06.2005 to the address www.smau.com.ua

(iv) submitted to the First Stock Trade System in papers on 11.08.2005.

7. Document: Auditor's conclusion of the independent audit firm TOV "Insider-Centre" on VAT NTZ financial accounting authenticity over 2004 (Enclosure 7).

Date: (i) disclosed on shareholders' request;

(ii) submitted to the Dniepropetrovsk Territorial Administration of the State Commission on securities and stock market of Ukraine on 20.04.2005 as a part of VAT NTZ annual report over 2004;

(iii) submitted to the First Stock Trade System in papers on 11.08.2005 as a part of VAT NTZ annual report over 2004.

8. Document: VAT NTZ balance on 31.12.2004 (Enclosure 8).

Date: *(i)* disclosed on shareholders' request;

(ii) submitted to the Dnipropetrovs'k Territorial Administration of the State Commission on securities and stock market of Ukraine on 20.04.2005 as a part of VAT NTZ annual report over 2004;

(iii) published on 8.04.2005 in the newspaper "Pridniprovsky metallurg" No.11;

(iv) represented for shareholders on 8.04.2005 at the general meeting of VAT NTZ shareholders;

(v) submitted to the First Stock Trade System in papers on 11.08.2005 as a part of VAT NTZ annual report over 2004;

(vi) in pursuance of i.1 of the Decision taken by the State Commission on Securities and Stock Market of Ukraine "On procedure of information distribution among public by joint stock companies and issuers of loan securities", made known on the WEB-site of TOV "Stock Market Agency" on 23.05.2005 to the address www.smau.com.ua

(vii) in pursuance of i.2 of the Decision taken by the State Commission on Securities and Stock Market of Ukraine "On procedure of information distribution among public by joint stock companies and issuers of loan securities", made known (as a part of VAT NTZ annual report over 2004) on the WEB-site of TOV "Stock Market Agency" on 9.06.2005 to the address www.smau.com.ua

9. Document: Statement on financial results over 2004 (Enclosure 9).

Date: *(i)* disclosed on shareholders' request;

(ii) submitted to the Dnipropetrovs'k Territorial Administration of the State Commission on securities and stock market of Ukraine on 20.04.2005 as a part of VAT NTZ annual report over 2004;

(iii) published on 8.04.2005 in the newspaper "Pridniprovsky metallurg" No.11;

(iv) represented for shareholders on 8.04.2005 at the general meeting of VAT NTZ shareholders;

(v) submitted to the First Stock Trade System in papers on 11.08.2005 as a part of VAT NTZ annual report over 2004;

(vi) in pursuance of i.1 of the Decision taken by the State Commission on Securities and Stock Market of Ukraine "On procedure of information distribution among public by joint stock companies and issuers of loan securities", made known on the WEB-site of TOV "Stock Market Agency" on 23.05.2005 to the address www.smau.com.ua

(vii) in pursuance of i.2 of the Decision taken by the State Commission on Securities and Stock Market of Ukraine "On procedure of information distribution among public by joint stock companies and issuers of loan securities", made known (as a part of VAT NTZ annual report over 2004) on the WEB-site of TOV "Stock Market Agency" on 9.06.2005 to the address www.smau.com.ua

10. Document: Statement on funds flow over 2004 (Enclosure 10).

Date: *(i)* disclosed on shareholders' request;

(ii) submitted to the Dnipropetrovs'k Territorial Administration of the State Commission on securities and stock market of Ukraine on 20.04.2005 as a part of VAT NTZ annual report over 2004;

(iii) in pursuance of i.1 of the Decision taken by the State Commission on Securities and Stock Market of Ukraine "On procedure of information distribution among public by joint stock companies and issuers of loan securities", made known on the WEB-site of TOV "Stock Market Agency" on 23.05.2005 to the address www.smau.com.ua

(iv) represented for shareholders on 8.04.2005 at the general meeting of VAT NTZ shareholders;

(v) submitted to the First Stock Trade System in papers on 11.08.2005 as a part of VAT NTZ annual report over 2004;

(vi) in pursuance of i.2 of the Decision taken by the State Commission on Securities and Stock Market of Ukraine "On procedure of information distribution among public by joint stock companies and issuers of loan securities", made known (as a part of VAT NTZ annual report over 2004) on the WEB-site of TOV "Stock Market Agency" on 9.06.2005 to the address www.smau.com.ua

11. Document: Statement on owned capital over 2004 (Enclosure 11).

Date: *(i)* disclosed on shareholders' request;

(ii) submitted to the Dnipropetrovs'k Territorial Administration of the State Commission on securities and stock market of Ukraine on 20.04.2005 as a part of VAT NTZ annual report over 2004;

(iii) in pursuance of i.1 of the Decision taken by the State Commission on Securities and Stock Market of Ukraine "On procedure of information distribution among public by joint stock companies and issuers of loan securities", made known on the WEB-site of TOV "Stock Market Agency" on 23.05.2005 to the address www.smau.com.ua

(iv) represented for shareholders on 8.04.2005 at the general meeting of VAT NTZ shareholders;

(v) submitted to the First Stock Trade System in papers on 21.08.2004 as a part of VAT NTZ annual report over 2004;

(vi) in pursuance of i.2 of the Decision taken by the State Commission on Securities and Stock Market of Ukraine "On procedure of information distribution among public by joint stock companies and issuers of loan securities", made known (as a part of VAT NTZ annual report over 2004) on the WEB-site of TOV "Stock Market Agency" on 9.06.2005 to the address www.smau.com.ua

12. Document: Notes to the annual financial accounting over 2004 (Enclosure 12).

Date: *(i)* disclosed on shareholders' request;

(ii) submitted to the Dnipropetrovs'k Territorial Administration of the State Commission on securities and stock market of Ukraine on 20.04.2004 as a part of VAT NTZ annual report over 2004;

(iii) in pursuance of the Decision taken by the State Commission on Securities and Stock Market of Ukraine "On procedure of information distribution among public by joint stock companies and issuers of loan securities", made known on the WEB-site of TOV "Stock Market Agency" on 23.05.2005 to the address www.smau.com.ua

(iv) represented for shareholders on 8.04.2005 at the general meeting of VAT NTZ shareholders;

(v) submitted to the First Stock Trade System in papers on 11.08.2005 as a part of VAT NTZ annual report over 2004;

(vi) in pursuance of i.2 of the Decision taken by the State Commission on Securities and Stock Market of Ukraine "On procedure of information distribution among public by joint stock companies and issuers of loan securities", made known (as a part of VAT NTZ annual report over 2004) on the WEB-site of TOV "Stock Market Agency" on 9.06.2005 to the address www.smau.com.ua

13. Document: Report on issue, sales and circulation of securities (Enclosure 13).

Date: *(i)* disclosed on shareholders' request;

(ii) submitted to the Dnipropetrovs'k Territorial Administration of the State Commission on securities and stock market of Ukraine on 20.04.2004 as a part of VAT NTZ annual report over 2004;

(iii) submitted to the First Stock Trade System in papers on 11.08.2005 as a part of VAT NTZ annual report over 2003;

(iv) in pursuance of i.2 of the Decision taken by the State Commission on Securities and Stock Market of Ukraine "On procedure of information distribution among public by joint stock companies and issuers of loan securities", made known (as a part of VAT NTZ annual report over 2004) on the WEB-site of TOV "Stock Market Agency" on 9.06.2005 to the address www.smau.com.ua

14. Document: Information on Registrar (Enclosure 14)

Date: *(i)* disclosed on shareholders' request;

(ii) submitted to the Dnipropetrovs'k Territorial Administration of the State Commission on securities and stock market of Ukraine on 20.04.2005 as a part of VAT NTZ annual report over 2004;

(iii) in pursuance of i.2 of the Decision taken by the State Commission on Securities and Stock Market of Ukraine "On procedure of information distribution among public by joint stock companies and issuers of loan securities", made known (as a part of the annual report of VAT NTZ over 2004) on the WEB-site of TOV "Stock Market Agency" on 9.06.2005 to the address www.smau.com.ua

(iv) submitted to the First Stock Trade System in papers on 11.08.2005 as a part of VAT NTZ annual report over 2004.

15. Document: Notification for shareholders on transfer of Register of securities owners

Date: (i) disclosed for shareholders' knowledge in accordance with Section VIII "Procedure for transfer of Register", item 8.11, Regulations on procedure for keeping registers of securities owners, approved by Decision of the State Commission on securities and stock market dated 26.05.1998 No.60 (with alterations and additions);

(ii) published:

- 19.08.2005 in the newspaper "Economika plus" No. 61;
- 20.08.2005 in the newspaper "Dnipro vechirny" No. 125.

16. Document: Information on USA shareholders and recent distributions of securities (Enclosure 16).

Date: (i) disclosed on shareholders' request.

Attachment 1

File #82-4814

MINUTES # 4
of extraordinary general shareholders' meeting
of Opened Joint- Stock Company
"Nizhnedneprovsky tube rolling plant"

Dniepropetrovsk November 19-26, 2004

November 19, 2004, 14:00 hrs.

Mr.Alexander I.Nakhod, Chairperson of the Organization Committee for preparation of the extraordinary general meeting of stockholders (hereinafter referred to as Chairperson of the Organization Committee), welcomed the stockholders and their representatives present in the hall.

The Chairperson of the Organization Committee informed the attendance that registration of the stockholders and their representatives who arrived at the meeting had been carried out by the credentials committee formed by the Board of Directors in coordination with the Supervisory Board.

Mrs.Irina V.Sokolova, Chairperson of the Credentials Committee, was let have the floor to read out the minutes of the attending stockholders registration:

According to the Statute of the Nizhnedneprovsky Tube Rolling Plant Open Joint-Stock Company, the general number of votes constitutes 53,885,000 (Fifty Three Million Eight Hundred and Eighty-Five Thousand).

The general number of votes, taking into account the additional (third) issue of the shares, makes 400,521,647 (Four Hundred Million Five Hundred and Twenty-One Thousand Six Hundred and Forty-Seven).

56 (Fifty Six) participants were registered to take part in the extraordinary general meeting of stockholders, who represent 39,694,241 (Thirty-Nine Million Six Hundred and Ninety-Four Thousand Two Hundred and Forty-One) votes, which makes 73.66% of the general number of votes.

Persons who subscribed to the additional shares issue, accounting for 181,514,835 (One Hundred and Eighty-One Million Five Hundred and Fourteen Thousand Eight Hundred and Thirty-Five) votes, were also registered for participation in the meeting and voting for approval of the subscription results.

Thus, 57 (Fifty-Seven) participants representing 221,209,076 (Two Hundred and Twenty One Million Two Hundred and Nine Thousand Seventy-Six) votes were registered for voting for the agenda regarding the results of the subscription to the additionally issued shares.

According to Article 41 of the Ukrainian Law "On Economic Societies", the extraordinary general meeting of stockholders was legally qualified and there was a quorum present for the extraordinary general meeting of stockholders.

The Chairperson of the Organization Committee announced to the stockholders that **the extraordinary general meeting of stockholders is declared opened.**

The Chairperson of the Organization Committee motioned to submit for approval the membership of the Returning Board. It was suggested to elect the following persons to the Returning Board:

V.Y.Bezbakh, I.V.Garashchuk, S.V. Gubarenko, T.V.Dragan, O.V.Zhuk, O.A.Ivashova, M.E.Krasnikov, O.V.Kucherenko, E.V.Lysenko, V.P.Marchenko, N.V.Onishchenko, N.Y.Pet'ko, N.A.Pisanenko, S.M.Rudchik, T.V.Savitskaya, G.V.Sklyar, L.G.Staroverova, M.I.Cherno'okaya, A.N.Chichelnitsky.

The Chairperson of the Organization Committee brings to the notice of the attendance that before the Returning Board is elected, the votes on the issues entertained by the extraordinary general meeting of stockholders are counted by the Credentials Committee. It was motioned to put to the vote the matter of approval of the suggested Returning Board by blanket ballot. There were no other motions as to the voting procedure. The Credentials Committee was suggested to proceed to work on counting of votes as to the suggested membership of the Returning Board.

The voting took place.

Mrs.Irina V.Sokolova, Chairperson of the Credentials Committee, was let have the floor to read out the voting results.

It was **resolved**

To approve the suggested membership of the Returning Board:

V.Y.Bezbakh, I.V.Garashchuk, S.V. Gubarenko, T.V.Dragan, O.V.Zhuk, O.A.Ivashova, M.E.Krasnikov, O.V.Kucherenko, E.V.Lysenko, V.P.Marchenko, N.V.Onishchenko, N.Y.Pet'ko, N.A.Pisanenko, S.M.Rudchik, T.V.Savitskaya, G.V.Sklyar, L.G.Staroverova, M.I.Cherno'okaya, A.N.Chichelnitsky.

Voting results according to the Minutes of the votes counting by the Credentials Committee:

"for"	-	39 694 221	votes, which make	99,9999	%
"against"	-	there are no			
"abstained"	-	there are no			
"did not participate in voting"	-	20	votes, which make	0,0001	%

Carried by a majority.

Mr.M.E.Krasnikov was let have the floor to read out Minutes #.1 of the Returning Board of the extraordinary general meeting of the NTZ OSJC stockholders dated November 19, 2004.

M.E.Krasnikov: According to the Minutes #.1 of the Returning Board of the extraordinary general meeting of the NTZ OSJC stockholders dated November 19, 2004,

Resolved:

That Mr.Maxim E.Krasnikov be elected Chairman of the Returning Board.

That Mr.Igor V.Garashchuk be elected Secretary of the Returning Board.

The Chairperson of the Organization Committee suggested that the Returning Board proceeds to work on counting of votes when voting for further issues entertained by the extraordinary general meeting of stockholders.

It was motioned by the Chairperson of the Organization Committee to elect Mr.Evgheny V.Gorb Chairman Chairman of the extraordinary general meeting of stockholders. No other motions followed. The matter was put to vote. The Returning Board was suggested to count the votes.

Resolved:

That Mr.Evgheny V.Gorb be elected Chairman of the Meeting.

Voting results according to Minutes #.2 of the Returning Board sitting:

"for"	-	39 694 234	votes, which make	99,99998	%
"against"	-	there are no			
"abstained"	-	there are no			
"did not participate in voting"	-	7	votes, which make	0,0002	%

Carried by a majority.

Mr.E.V.Gorb proceeded to perform functions of the Chairman of the Meeting.

Mr.E.V.Gorb, Chairman of the Meeting, motioned to put to vote the matter of electing the Secretary and Secretariat of the Meeting. Mr.E.V.Gorb, Chairman of the Meeting, motioned to elect L.G.Bondarenko Secretary of the Meeting, with a Secretariat composed of the following members, as suggested by the Organization Committee: V.D.Tertychko, M.V.Karpenko, L.B.Khomenko, I.E.Miroshnichenko. No other motions as to the Secretary of the Meeting and Secretariat candidatures followed. The matter was put to vote. The Returning Board was suggested to count the votes.

Resolved:

That L.G.Bondarenko be elected Secretary of the Meeting, with a Secretariat membership as motioned: V.D.Tertychko, M.V.Karpenko, L.B.Khomenko, I.E.Miroshnichenko.

Voting results according to Minutes #.3 of the Returning Board sitting:

"for"	-	39 694 234	votes, which make	99,99998	%
"against"	-	there are no			
"abstained"	-	there are no			
"did not participate in voting"	-	7	votes, which make	0,0002	%

Carried by a majority.

Mr.E.V.Gorb, Chairman of the Meeting, offered the elected Secretary and Secretariat to take the specially allocated places and proceed to performing their functions.

The Chairman of the Meeting motioned to put to approval the following membership of the Drafting Committee as suggested by the Organization Committee: L.P.Skosareva, stockholder, V.B.Parusnikova, stockholder representative of "Blumberg Industries LLC", and M.V.Pochekay, stockholder representative of AB&CO LLC. No other motions as to the Drafting Committee candidatures followed. The matter was put to vote. The Returning Board was suggested to count the votes.

Resolved:
That the Drafting Committee be elected in the following membership:
L.P.Skosareva, V.B.Parusnikova, M.V.Pochekay.

Voting results according to Minutes #.4 of the Returning Board sitting:

"for"	-	39 694 234	votes, which make	99,99998	%
"against"	-	there are no			
"abstained"	-	there are no			
"did not participate in voting"	-	33 000	votes, which make	0,0002	%

Carried by a majority.

Before the taking up procedural issues pertaining to the approval of the agenda and time limits, there came a written motion from stockholder representative V.B.Parusnikova to adjourn the session of the extraordinary general meeting of stockholders till November 26, 2004.

The Chairman of the Meeting gave the floor to V.B.Parusnikova to read out and reason the motion.

The Chairman of the Meeting motioned to put to vote the motion of stockholder representative V.B,Parusnikova.

The Returning Board was offered to count the votes.

Resolved:
That the session of the extraordinary general meeting of the NTRP OJSC stockholders be adjourned till November 26, 2004, to allow for additional consultations with the State Committee for Securities and Stock Market. Resolved further, that the work of the extraordinary general meeting of the NTRP OJSC stockholders be resumed at 14:00 hrs on November 26, 2004, at the Conference Hall of the OJSC Nizhnedneprovsk Tube Rolling Plant management buildings, 21 Stoletov Str., Dnipropetrovsk. Resolved further, that the agenda and other procedure issues be discussed after the recess of the meeting.

Resolved further, that the participants registration be carried out from 11:40 to 13:40 hrs on November 26, 2004.

Voting results according to Minutes #.5 of the Returning Board sitting:

"for"	-	39 412 233	votes, which make	99,28955	%
"against"	-	12 869	votes, which make	0,03242	%
"abstained"	-	251 779	votes, which make	0,63430	%
"did not participate in voting"	-	17 360	votes, which make	0,04373	%

Carried by a majority.

The meeting was adjourned till November 26, 2004.

November 26, 2004, 14:00 hrs
Mr.Evgheny V.Gorb, Chairman of the Meeting, opens the meeting after the recess and announces that registration of the stockholders and their representatives attending the meeting was carried out by the Credentials Committee formed by the Board in coordination with the Supervisory Board.

The floor was given to Irina V.Sokolova, Chairperson of the Credentials Committee:

According to the Statute of Nizhnedneprovsky Tube Rolling Plant Open Joint-Stock Company, the general number of votes constitutes 53,885,000 (Fifty Three Million Eight Hundred and Eighty-Five Thousand).

The general number of votes, taking into account the additional (third) issue of the shares, makes 400,521,647 (Four Hundred Million Five Hundred and Twenty-One Thousand Six Hundred and Forty-Seven).

46 (Forty-Six) participants were registered to take part in the extraordinary general meeting of stockholders, who represent 37,702,198 (Thirty-Seven Million Seven Hundred and Two Thousand One Hundred and Ninety-Eight) votes, which makes 69,9679 % of the authorized stock.

Persons who subscribed to the additional shares issue, accounting for 182,849,373 (One Hundred and Eighty-Two Million Eight Hundred and Forty-Nine Thousand Three Hundred and Seventy-Three) votes, were also registered for participation in the meeting and voting for approval of the subscription results.

Thus, 57 (Fifty-Seven) participants representing 220,551,571 (Two Hundred and Twenty Million Five Hundred and Fifty-One Thousand Five Hundred and Seventy-One) votes were registered for voting for the agenda regarding the results of the subscription to the additionally issued shares.

According to Article 41 of the Ukrainian Law "On Economic Corporations", the extraordinary general meeting of stockholders was legally qualified and there was a quorum present for the extraordinary general meeting of stockholders.

The Chairman of the Meeting announced to the stockholders and their representatives that **the extraordinary general meeting of the NTRP OJSC stockholders resumes its work.**

The Chairman of the Meeting reminded to the meeting participants that before the recess the following working bodies of the meeting had been elected: the Returning Board, Chairperson of the Meeting, Secretary and Secretariat, Drafting Committee, all of which are in function at their workplaces.

The Chairman of the Meeting motioned to put to vote the confirmation of their election and authority.
The Credentials Committee was offered to start counting the votes.
No other motions followed.

Mrs.Irina V.Sokolova, Chairperson of the Credentials Committee, was let have the floor to read out the voting results.

Resolved:

That the election and authority of the working bodies of the extraordinary general meeting of stockholders be confirmed.

Voting results according to the Minutes #.2 of the votes counting by the Credentials Committee:

"for"	-	37 702 198	votes, which make	100	%
"against"	-	there are no			
"abstained"	-	there are no			
"did not participate in voting"	-	there are no			

Carried unanimously.

The Chairman of the Meeting made a motion to have the following agenda and time limits at the extraordinary general meeting of stockholders:

1. On the approval of the results of the subscription to the additionally issued shares and their registration with the State Committee for Securities and Stock Markets (reporter: Mr.Alexander I.Nakhod) – up to 10 minutes.
2. Alterations to the Company Statute (reporter: Mrs.Lyudmila P.Skosareva) – up to 5 minutes.

Debate speeches – up to 3 minutes.
The meeting session be held without recesses.
Questions to the reporters and motions to be submitted to the Secretariat in written form.

No other motions as to the agenda procedures and time limits followed.

The Chairman's motion as to the agenda procedures and time limits of the extraordinary general meeting of stockholders was put to vote. The Returning Board was offered to proceed to the counting of votes.

Mr.Maxim E.Krasnikov, Chairman of the Returning Board, was given the floor to read out the votes counting results.

Resolved:

That the suggested agenda and time limits for the extraordinary general meeting of the NTRP OJSC stockholders be approved.

Voting results according to Minutes #.6 of the Returning Board sitting:

"for"	-	37 702 198	votes, which make	100	%
"against"	-	there are no			
"abstained"	-	there are no			
"did not participate in voting"	-	there are no			

Carried unanimously.

The procedural resolutions were terminated, and the meeting proceeded to considering the agenda issues.

I. First agenda item
LISTENED TO:
Information by A.I.Nakhod about the results of the subscription to the NTRP OJSC shares of the additional (third) issue.
(The report attached.)

After hearing the report, stockholder E.I.Shifrin asked for the floor, who reasoned his speech and suggested a draft resolution on the agenda item "On the approval of the results of the subscription to the additionally issued shares and their registration with the State Committee for Securities and Stock Markets". The submitted draft resolution was passed to the Drafting Committee for working over.

No other motions followed as to this agenda item.
The draft resolution was put to vote.
The Returning Board was offered to count the votes.

Mr.Maxim E.Krasnikov, Chairman of the Returning Board, was given the floor to read out the votes counting results.

Resolved:
1. That the results of the subscription had not been approved because of the fact that, based on the subscription results of two stages, the planned volume of the NTRP OJSC shares emission had not been reached. Resolved further, that the subscription to the additional (third) NTRP OJSC shares emission be recognized as invalid.
2. Commit the NTRP OJSC Board of Directors to do the following:
- work out the procedures of refunding the money and submit them to the Supervisory Board for approval;
- notify the subscribers to the shares about the resolutions of the Meeting;
- refund the subscription money within 30 days from the date of the present resolution.
3. Commit the Board of Directors to work out ways of drawing up other financing sources.

Voting results according to Minutes #.7 of the Returning Board sitting:

"for"	-	211 722 935	votes, which make	95,9917	%
"against"	-	1 889 774	votes, which make	0,8568	%
"abstained"	-	9 938 862	votes, which make	3,1461	%
"did not participate in voting"	-	there are no			

Carried by a majority..

II. Second Item of the Agenda
LISTENED TO:
The Chairman of the Meeting made a motion not to consider the item "Alterations to the Company Statute" in view of the resolution not to approve the results of the subscription to the NTRP OJSC shares of the additional (third) emission.
No other motions on this agenda item followed.
The draft resolution was put to vote.
The Returning Board was offered to count the votes.

Mr.Maxim E.Krasnikov, Chairman of the Returning Board, was given the floor to read out the votes counting results.

RESOLVED:
1. Not to consider the item "Alterations to the Company Statute" in view of the resolution not to approve the results of the subscription to the NTRP OJSC shares of the additional (third) emission.

Voting results according to Minutes #.8 of the Returning Board sitting:

"for"	-	37 702 198	votes, which make	100	%
"against"	-	there are no			
"abstained"	-	there are no			
"did not participate in voting"	-	there are no			

Carried unanimously.

Mr.Evgheny V.Gorb, Chairman of the Meeting, announced that the agenda concluded.

The extraordinary general meeting of stockholders of the Nizhnedneprovsk Tube-Rolling Plant Open Joint-Stock Company was **declared closed.**

Meeting Chairman (Signature) E.V. Gorb

Meeting Secretary (Signature) L.G. Bondarenko

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Attachment 2

File No.82-4814

"Economics plus" Newspaper, dated 15.02.2005 No.12

Dear shareholders!

The Open Joint Stock Company «Nizhnedneprovsky Tube-Rolling Plant» notifies about convening of the common shareholders' which will take place on April, 08, 2005 at 15-00 in the address: Dnepropetrovsk, 21 Stoletova in the conference hall of the plant management of the Open Joint Stock Company «Nizhnedneprovsky Tube-Rolling Plant»

Agenda:

1. Confirmation of the report of the administrative board of the Society about the results of activity for 2004 and approval of basic directions of the activity of the Society in 2005.
2. Confirmation of the report and conclusions of the auditing committee of the Society on results of conducting of verifications of financial – and economic activity of Society for 2004.
3. Confirmation of the annual financial report for 2004 years, results financial – and economic activity of Society in 2004.
4. Approval of order of distribution of profit, term and order of dividends payment.
5. Confirmation of basic financial- and economic performance indicators of the Society for 2005.
6. Alterations of the articles of association of the Society.
7. Recall and election of members of the supervisory board of the Society.
8. Recall and election of members of the administrative board.

Registration will be carried out at the place of holding of the meeting - on April, 08, 2005 from 12-40 to 14-40.

For participation in shareholders' meeting it is necessary to have:

- for the shareholders - document, certifying personality (passport) and document that confirms the right of ownership on shares.
- for the representatives of shareholders - the warrant, issued in accordance with the current legislation or other document, which confirms plenary powers of the representative and document, certifying personality (passport), and also document which confirms the right of ownership on shares.

With the materials related to the order-paper, shareholders can familiarize themselves personally to address: Dnepropetrovsk, 21, Stoletova street, in accordance with the current legislation of Ukraine.

Additional information can be obtained by telephones: (0562) 35-83-47, 34-94-66

Administrative board of OSJC "NTZ"

"Dnepr Vecherniy" Newspaper, dated 15.02.2005 No.23

Dear shareholders!

The Open Joint Stock Company «Nizhnedneprovsky Tube-Rolling Plant» notifies about convening of the common shareholders' which will take place on April, 08, 2005 at 15-00 in the address: Dnepropetrovsk, 21 Stoletova in the conference hall of the plant management of the Open Joint Stock Company «Nizhnedneprovsky Tube-Rolling Plant»

Agenda:

1. Confirmation of the report of the administrative board of the Society about the results of activity for 2004 and approval of basic directions of the activity of the Society in 2005.
2. Confirmation of the report and conclusions of the auditing committee of the Society on results of conducting of verifications of financial – and economic activity of Society for 2004.
3. Confirmation of the annual financial report for 2004 years, results financial – and economic activity of Society in 2004.
4. Approval of order of distribution of profit, term and order of dividends payment.
5. Confirmation of basic financial- and economic performance indicators of the Society for 2005.
6. Alterations of the articles of association of the Society.
7. Recall and election of members of the supervisory board of the Society.
8. Recall and election of members of the administrative board.

Registration will be carried out at the place of holding of the meeting - on April, 08, 2005 from 12-40 to 14-40.

For participation in shareholders' meeting it is necessary to have:

- for the shareholders - document, certifying personality (passport) and document that confirms the right of ownership on shares.
- for the representatives of shareholders - the warrant, issued in accordance with the current legislation or other document, which confirms plenary powers of the representative and document, certifying personality (passport), and also document which confirms the right of ownership on shares.

With the materials related to the order-paper, shareholders can familiarize themselves personally to address: Dnepropetrovsk, 21, Stoletova street, in accordance with the current legislation of Ukraine.

Additional information can be obtained by telephones: (0562) 35-83-47, 34-94-66

Administrative board of OSJC "NTZ"

Attachment 3

File #82-4814

MINUTES # 10
of general shareholders' meeting
of Opened Joint- Stock Company
"Nizhnedneprovsky tube rolling plant"

Dniepropetrovsk April 8, 2005

Chairman of the Board – General Director Yesaulov Gennady Oleksandrovych greets shareholders and their representatives, those present in the hall.

Chairman of the Board – General Director informs, that registration of shareholders and their representatives those came to the meeting , has been carried out by registrar of Company – Limited Liability Company"Alfa-Invest".

Representative of registrar Klyuchnik Larisa Nikolaevna is given the floor to read out Minutes on results of registration of those shareholders attended meeting.

In accordance with By-law of Opened Joint - Stock Company "Nizhnednprovsky tube rolling plant" the total number of votes is equal to 53 885 000.

For participation in general meeting of shareholders with the right to vote, there have been registered 54 participants (shareholders and their representatives), which represent 44 657 138 votes, which make 82, 8749 % of the total number of votes.

According to article 41 of the Law of Ukraine on «Economics companies», control for registration of shareholders, those came to participate in the general meeting of shareholders was carried out by representatives of State Committee on securities and share market Bespalko Alexandr Ivanovich and Stepanenko Alexandr Vasilievich and also representatives of shareholders «AV and CKO» and «Kuvera» Ltd Pochekai Marina Vital'evna and Ostapenko Evgeny Sergeevich.

Bespalko A.I and Pochekay M.V. read out Minutes on registration control for shareholders for participation in general shareholders' meeting of Company.

In accordance with the Law of U kraine on «Economics companies» meeting is competent.

President-general director informs the shareholders that **Meeting is announced to be open**

At the suggestion of Chareman - General director, membership of counting commission is put to the approval. Counting commission gas been proposed to be elected comprising:

Bezbakh V.Ya., Vasilenko Yu.V., Gorbulin A.V., Gubarenko S.V., Ivashova O.A., Krasnikov M.E., Kuprenko N.S., Kucherenko O.V., Лisenko E.V., Marchenko V.P., Molotkova A.O.,Nedashkovskaya L.I., Onishenko N.V., Pisanenko N.A, Savizkaya T.V., Semenova V.A., Sklyar G.V., Staroverova L.G., Chechelnitskiy A.N.

Chairman of the Board - General director informs that before selection of counting commission, registrar counts up votes, participating in voting on issues for adoption, submitted to general meeting of shareholders. It is proposed to put to the vote the issue on approval of proposed membership of counting commission. To vote for a list. Other proposals on voting procedure were not submitted. Registrar is proposed to start to count votes on approval of proposed membership of counting commission.

Voting is held.

Registrar's representative Klyuchnik Larisa Nikolaevna is asked to read out voting results.

RESOLVED:

To approve proposed membership of counting commission of general shareholders meeting of OJSC "NTRP" comprising of:

Bezbakh V.Ya., Vasilenko Yu.V., Gorbulin A.V., Gubarenko S.V., Ivashova O.A., Krasnikov M.E., Kuprenko N.S., Kucherenko O.V., Лisenko E.V., Marchenko V.P., Molotkova A.O.,Nedashkovskaya L.I., Onishenko N.V., Pisanenko N.A, Savizkaya T.V., Semenova V.A., Sklyar G.V., Staroverova L.G., Chechel'nitskiy A.N.

Voting results according to registrar's Minutes on votes count:

"for"	-	40 831 862	votes, which make	91, 43	%
"against"	-	there are no			
"abstained"	-	3 824 490	votes, which make	8,56	%
"did not participate in voting"	-	786	votes, which make	0,0018	%

Accepted by a majority .

Member of counting commission Krasnikov M.E was asked to read out Minutes # 1 of counting commission of general shareholders meeting of OJSC ""NTZ" dated April 8, 2005.

Krasnikov M.E.: According to Minutes # 1 of counting commission of general shareholders meeting of OJSC "NTZ" dated April 8, 2005.

RESOLVED:
To select Counting Commission Chairman - Krasnikov Maxim Eduardovich.
To select Counting Commission Secretary - Nedashkovskaya Lyudmila Ivanovna.

Chairman of the Board – General Director proposes selected Counting Commission to start to count votes on voting of the following issues submitted for consideration to general shareholders' meeting
President of the Board – General Director proposes to select Chairman of general shareholders meeting Gorb Evgeniy Vasilievich. Other proposal were not submitted. Issue is put to the vote. Counting Commisiion was proposed to count votes.

RESOLVED:
To select Meeting Chairman Gorb Evgeniy Vasilievich.

Voting results according to Minutes # 2 of counting commission meeting:

"for"	-	42 170 198	votes, which makes	94,43	%
"against"	-	there are no			
"abstained"	-	there are no			
"did not participate in voting"	-	2 486 940	votes, which makes	5,57	%

Accepted by a majority .

Gorb E.V. entered upon the duties of meeting chairman

At the suggestion of meeting chairman, issue on selection of meeting secretary and secretariat is put to the vote. Meeting chairman proposes to select meeting secretary Bondarenko L.G. and secretariat, proposed by Ordanizing Committee comprising: Karpenko M.V., Zheleznyak N.I., Khomenko L.B., Miroshnichenko I.E. Other proposals on candidatures of meeting secretary and secretariat were not submitted. Issue is put to the vote. Counting commission is proposed to count votes.

RESOLVED:
To select secretary of meeting Bondarenko L.G and secretariat comprising: Karpenko M.V., Zheleznyak N.I., Homenko L.B., Miroshnichenko I.E.

Voting results according to Minutes # 3 of counting commission meeting:

"for"	-	40 832 648	votes, which make	91,44	%
"against"	-	There are no			
"abstained"	-	3 824 490	votes, which make	8, 56	%
"did not participate in voting"	-	There are no			

Accepted by a majority .

Chairman of meeting proposed to selected meeting secretary and secretariat to take places and to enter upon their duties:
At the suggestion of meeting chairman, membership of drafting committee, proposed by Organizing Committee, comprising shareholder's representative Belous P.I., shareholder Skosareva L.P., shareholder's representative Pochekai M.V. is put to approval
Other proposals on drafting committee candidatures were not submitted. Issue is put to the vote. Counting Commission is proposed to count votes

RESOLVED:
To select drafting committee comprising:
Belous P.I., Skosareva L.P., Pochekai M.V.

Voting results according to Minutes # 4 of counting commission meeting:

"for"	-	40 832 648	votes, which make	91,44	%
"against"	-	There are no			
"abstained"	-	3 824 490	votes, which make	8,56	%
"did not participate in voting"	-	There are no			

Accepted by a majority .

Meeting chairman proposed the following procedure of agenda issues consideration and order of general shareholders' meeting:

1. To approve a report of Company Board on the results of activity for 2004 and to approve basic directions of the Company activity in 2005 (reporter- Chairman of the Board-General Director Yesaulov G.A.) – up to 20 minutes.

2. To approve a report and conclusions of inspection Company commission on the results of control of financial- economic activity of Company for 2004 (reporter – Chairman of inspection commission Melikidze A.A.) up to 10 minutes.

3. To approve annual financial reporting and results of financial-economic activity of Company for 2004 (reporter – Director on finance and economics Nakhod A.I.) up to 15 minutes;

4. To approve the procedure of profit distribution, term and order of dividends payment (reporter – Director on finance and economics Nakhod A.I.) up to 5 minutes;

5. To approve basic indices of financial – economic activity of the company for 2005 (reporter – Director on finance and economics Nakhod A.I.) up to 10 minutes;.

6. To make changes of Company By-law (reporter- Head of Legal Support Department Belous P.I.) – up to 5 minutes;

7. To recall and to select members of Supervisory Board and candidates in members of Supervisory board (reporter – Vice-Chairman of Supervisory Board Bondarenko L.G.) – up to 5 minutes;

8. To recall and to select members of Board (reporter – Head of Legal Support Department Belous P.I.) – up to 5 minutes;

Speaking during discussion- up to 3 minutes.

For efficient usage of time and objective appraisal of Company, it is proposed to consider agenda issues in the following order:

- to listen to first two agenda issues, than to proceed to vote on them;
- to listen to simultaneously 3, 4 and 5 agenda issues, than to proceed voting on them;

Meeting shall be held without break.

Questions to reporters and proposals should be submitted to secretariat in written form.

Other proposals on consideration the procedure of agenda issues and on the order of general shareholders meeting were not submitted.

Proposals of the Meeting Chairman on consideration the order of agenda issues and on the order of general shareholders meeting are put to vote. Counting Commission is proposed to count votes

RESOLVED:

To approve the suggested way of agenda issues consideration and the order of general shareholders meeting of OJSC "NTZ"

Voting results according to Minutes # 5 of counting commission meeting:

"for"	-	40 832 648	votes, which make	91,44	%
"against"	-	There are no			
"abstained"	-	3 824 490	votes, which make	8,56	%
"did not participate in voting"	-	There are no			

Accepted by a majority .

Adoption of resolutions on order issues is over, proceeded to consider agenda issues of meeting.

1. HEARING: Item I and II of the agenda

Report of the Chairman of the Board – General Director Yesaulov G.A. on report of Company Board regarding results of activity for 2004 and approval of main directions of Company activity in 2005.

(Report is enclosed).

Report of the Chairman of the Inspection commission Melikidze A.A on report and conclusions of Company Inspection commission on the results of carried out controls of financial - economic activity of the company for 2004

(Report is enclosed).

Proposals on considered agenda issues were not submitted to secretariat .Chairman of meeting suggested decisions drafts of agenda issues. Other proposals were not submitted. Draft decisions were put to vote. Counting commission is proposed to count votes.

RESOLVED: (Item I of the agenda):

1. To approve report of Company Board on the results of Company activity for 2004.
2. To approve basic directions of Company activity in 2005.

Voting results according to Minutes # 6 of counting commission meeting:

"for"	-	40 831 396	votes, which make	91,433	%
"against"	-	There are no			
"abstained"	-	3 824 490	votes, which make	8,564	%
"did not participate in voting"	-	1 252	votes, which make	0,003	%

Accepted by a majority .

RESOLVED: (Item II of the agenda):
To approve the report and conclusions of Company Inspection commission on the results of controls of financial - economic activity of the company for 2004.

Voting results according to Minutes # 7 of counting commission meeting:

"for"	-	40 831 396	votes, which make	91,433	%
"against"	-	There are no			
"abstained"	-	3 824 490	votes, which make	8,564	%
"did not participate in voting"	-	1 252	votes, which make	0,003	%

Accepted by a majority .

II. HEARING: Item III, IV and V of the agenda
Report of finances and economics director Nakhod A.I.:
- on annual financial reporting, results of financial - economic activity of Company in 2004;
- on the way of profit distribution, terms and procedure of dividends payment;
- on main indices of financial - economic activity of Company for year 2005.

(Reports are enclosed).

Proposals on these issues of the agenda were not submitted to secretariat . Chairman of the meeting proposed drafts of decisions on agenda issues. Other proposals were not submitted. Draft decisions were put to vote. Counting Commission is proposed to count votes.

RESOLVED: (Item III of the agenda):
1. To approve annual financial reporting for 2004.
2. To approve results of financial - economic activity of the company in 2004.

Voting results according to Minutes # 8 of counting commission meeting:

"for"	-	40 829 714	votes, which make	91,429	%
"against"	-	1 682	votes, which make	0,004	%
"abstained"	-	3 824 490	votes, which make	8,564	%
"did not participate in voting"	-	1 252	votes, which make	0,003	%

Accepted by a majority .

RESOLVED: (Item IV of the agenda):
1. To approve suggested procedure of profit distribution:
- to allot the earned net profit in the amount of 102 663 thousand UAH in the own capital of the Company for development of production;
- not to allot profit in reserve fund and dividends fund.

2. Due to the fact, that profit is not allotted to dividends fund, the term and procedure of dividends payment shall not be approved.

Voting results according to Minutes # 9 of counting commission meeting:

"for"	-	40 745 302	votes, which make	91,240	%
"against"	-	1 682	votes, which make	0,004	%
"abstained"	-	3 827 690	votes, which make	8,571	%
"did not participate in voting"	-	82 464	votes, which make	0,185	%

Accepted by a majority .

RESOLVED: (Item V of the agenda):
To approve basic indices of financial - economic activity of the company (planned budget) for 2005:

- net profit (returns) of product sales	3 116 mln. UAH.;
- prime cost of goods sold	2 766 mln. UAH.;
- net profit not less than	230 mln. UAH.

Voting results according to Minutes # 10 of counting commission meeting:

"for"	-	40 829 714	votes, which make	91,429	%
"against"	-	1 682	votes, which make	0,004	%
"abstained"	-	3 824 490	votes, which make	8,564	%
"did not participate in voting"	-	1252	votes, which make	0,003	%

Accepted by a majority .

III. HEARING: Item VI of the agenda

Report of the Head of Legal Provision Department Belous P.I. on changes and addendum in Company By-law.

Reporter proposed solutions draft on this issue.

Other proposals on this agenda issue and on proposed decision draft were not submitted to secretariat . Proposed draft of decisions is put to vote. Counting commission is proposed to count votes.

RESOLVED:

1. To make following changes in By-law of Opened Joint-Stock Company "Nizhnedneprovskiy tube rolling plant"and approve them:

1.1. Item 8.3.6.paragraph.4 of the Statute to be read as follows:

- approval of internal provisions on general shareholders meeting, Supervisory Board, Board of Directors, Inspection Commission, on shares, on dividends on shares, on procedure of shareholders familiarization with the information, on the procedure of alienation of property;

1.2.Item 8.3.6.paragraph.31 of the By-law to be read as follows:

- concurrence of resolutions on appointment and dismissal of directors from their activity, chief engineer, chief accountant and heads of structural subdivisions, which are directly subordinated to Chairman of the Board;

1.3.Item 10.1 paragraph.2 of the By-law to be read as follows:

- Company is authorised to involve to cooperation experts, including foreign experts on the bases of agreements and legislation in force to determin the conditions of such cooperation.

1.4. Clause 11 of By-law shall be added with item 11.2 after Item 11.3 and to be read as follows:

- Company independently developes and approves manning table, determines rates of salary, form and labor remuneration procedures.

1.5. Items 11.3 and 11.4 of By-law to be read considering items 11.4 and 11.5.

2. To authorise the Head of Legal Support Department of Opened Joint Stock Company "Nizhnedneprovskiy tube rolling plant" Belous P.I. to sign approved changes of OJSC "Nizhnedneprovskiy tube rolling plant" By-law (new wording) and register them in line with current Law of Ukraine and to represent Company in Regiatration Authority without supplementary Power of Attorney.

Voting results according to Minutes # 11 of counting commission meeting:

"for"	-	40 831 396	votes, which make	91,433	%
"against"	-	3 824 490	votes, which make	8,564	%
"abstained"	-	There are no			
"did not participate in voting"	-	1 252	votes, which make	0,003	%

Accepted by a competent majority .

IV. HEARING: Item VII of the agenda

Report of Vice-Chairman of Supervisory Board Bondarenko L.G. on recall and selection of members of Supervisory Board.

Reporter proposed drafts of decisions on this issue.

Chairman of meeting proposed to vote for a list on recall of members of Supervisory Board, on selection of candidatures in membership of Supervisory Board - separately on each candidature.

Other proposals on this agenda issue, on suggested drafts decisions and on the voting order were not submitted to secretariat . Proposed draft decisions are put to vote. Counting commission is proposed to count votes.

RESOLVED:

1. To recall from membership of Supervisory Board the following shareholders:

- company "Bridmar Investments Limited" represented by representative Vraneshich Alexander Alexandrovich;
- Limited liability company «AB and CO» represented by representative Parusnikova Viktorii Borisovna.

Voting on recall of members of Supervisory Board was held for a list.

Voting results according to Minutes # 12/1 of counting commission meeting:

"for"	-	40 831 395	votes, which make	91,433	%
"against"	-	There are no			
"abstained"	-	3 824 490	votes, which make	8,564	%
"did not participate in voting"	-	1 253	votes, which make	0,003	%

Accepted by a majority .

It is proposed to select two candidatures from three submitted candidatures by shareholders to members of Supervisory Board, namely:

- Limited liability company «Pridneprovie" represented by representative Troyan Michael Michaelovich;

- Closed Joint Stock Insurance Company «Aura» represented by Melnichyuk Larisa Yurievna;
- Company «Ukraine Value Opportunities Fund Ltd» represented by Haos Phillip.

Voting on selection of members of Supervisory Board was held on each candidature separately.
Voting results according to Minutes # 12/2 of counting commission meeting:
Voting on selection in members of Supervisory Board –shareholder Limited Liability Company «Pridneprovie" represented by representative Troyan Michael Michaelovich

"for"	-	40 554 521	votes, which make	90,813	%
"against"	-	23 279	votes, which make	0,052	%
"abstained"	-	3 824 490	votes, which make	8,564	%
"did not participate in voting"	-	254 848	votes, which make	0,571	%

Accepted by a majority.

Voting on selection in members of Supervisory Board –shareholder - Closed Joint Stock Insurance Company «Aura» represented by Melnichyuk Larisa Yurievna

"for"	-	40 546 049	votes, which make	90,794	%
"against"	-	30 069	votes, which make	0,067	%
"abstained"	-	3 826 172	votes, which make	8,568	%
"did not participate in voting"	-	254 848	votes, which make	0,571	%

Voting on selection in members of Supervisory Board –shareholder - Company «Ukraine Value Opportunities Fund Ltd» represented by Haos Phillip.

"for"	-	5 353 571	votes, which make	11,988	%
"against"	-	36 921 981	votes, which make	82,679	%
"abstained"	-	83 212	votes, which make	0,186	%
"did not participate in voting"	-	2 298 374	votes, which make	5,147	%

According to the results of voting not selected in membership of Supervisory Board.

RESOLVED:
2. To select the following shareholders as members of Supervisory Board:
- Limited liability company «Pridneprovie" represented by representative Troyan Michael Michaelovich;
- Closed Joint Stock Insurance Company «Aura» represented by Melnichyuk Larisa Yurievna;

V. HEARING: Item VI of the agenda

Report of the Head of Legal Provision Department Belous P.I. on recall and selection of members of Company Board.
Reporter proposed drafts of decisions on this issue.
Meeting chairman proposed to vote for a list on recall of Board members, on slection of candidatures in Board members – separately for each candidature.
Other proposals on this agenda issue, on suggested drafts decisions and on the voting order were not submitted to secretariat. Proposed draft decisions are put to vote. Counting commission is proposed to count votes.

RESOLVED:
1. To recall from Board membership:
- Turishev Alexy Vasilievich;
- Dereza Oleg Georgievich;
- Nechaev Viktor Ivanovich.

Voting on recall of Board members was held for a list.
Voting results according to Minutes # 13/1 of counting commission meeting:

"for"	-	40 577 800	votes, which make	90,865	%
"against"	-	нет	votes, which make		%
"abstained"	-	3 824 490	votes, which make	8,564	%
"did not participate in voting"	-	254 848	votes, which make	0,571	%

Accepted by a majority.

Voting on selection of Board members was held for each candidature separately.
Voting results according to Minutes # 13/2 of counting commission meeting:

Voting on selection in Board membership Fedash Elena Vladimirovna

"for"	-	40 552 839	votes, which make	90,809	%
"against"	-	23 279	votes, which make	0,052	%
"abstained"	-	3 824 490	votes, which make	8,564	%
"did not participate in voting"	-	256 530	votes, which make	0,575	%

Accepted by a majority

Voting on selection in Board membership Kopaev Evgeny Nikolaevich:

"for"	-	40 552 839	votes, which make	90,809	%
"against"	-	23 279	votes, which make	0,052	%
"abstained"	-	3 824 490	votes, which make	8,564	%
"did not participate in voting"	-	256 530	votes, which make	0,575	%

Accepted by a majority .

Voting on selection in Board membership Eraka Vladimir Nikolaevich .

"for"	-	40 552 839	votes, which make	90,809	%
"against"	-	23 279	votes, which make	0,052	%
"abstained"	-	3 824 490	votes, which make	8,564	%
"did not participate in voting"	-	256 530	votes, which make	0,575	%

Accepted by a majority .

RESOLVED:
2. To select in Board membership following persons:
- Fedash Elena Vladimirovna;
- Kopaeva Evgeniya Nikolaevicha;
- Eraka Vladimira Nikolaevicha .

Chairman of meeting Gorb E. V. informs that all the issues of the agenda have been reviewed

General shareholders meeting of Opened Joint- Stock Company "Nizhnedneprovskiy tube rolling plant" **is announced to be over**

Meeting Chairman (Signature) E.V. Gorb

Meeting Secretary (Signature) L.G. Bondarenko

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Attachment 4

File #82-4814

"Bulletin. Tsinni Papery Ukrainy" Newspaper , dated 15.04.2005, No. 85-86

Information on Changes in the Officials Staff of the Issuer
Nyzhnyodniprovsky Tube-Rolling Plant
Open Joint-Stock Company

Position	Name, surname and initials	Share in the Issuer's Authorized Capital held (%)	Changes (assigned / dismissed)	Date of passing a resolution
Member of the Board	Oleg Georgiyovych Derets'		Dismissed	08.04.2005
Member of the Board	Olexiy Vasyl'ovych Turischev		Dismissed	08.04.2005
Member of the Board	Victor Ivanovych Nechayev		Dismissed	08.04.2005
Member of the Board	Yevgen Mykolayovych Kopayev		Assigned	08.04.2005
Member of the Board	Olena Volodymyrivna Fedash		Assigned	08.04.2005
Member of the Board	Volodymyr Mykolayovych Yerak		Assigned	08.04.2005
Member of Supervisory Council	Olexandr Olexandrovych Vrashevich		Dismissed	08.04.2005
Member of Supervisory Council	Victoria Borysivna Parusnikova		Dismissed	08.04.2005
Member of Supervisory Council	Larysa Yuriivna Mel'nichuk		Assigned	08.04.2005
Member of Supervisory Council	Mykhailo Mykhailovych Troyan		Assigned	08.04.2005
NOTES:	The Company's officials have no unsettled convictions for acquisitive crimes or official malfeasances. Changes in the staff of the Board and Supervisory Council were made as based on the resolution of the General Meeting of Shareholders of shareholders of Nyzhnyodniprovsky Tube-Rolling Plant Open Joint-Stock Company, Minutes No. 10 of April 8, 2005.			

Attachment 5

File #82-4814

Approved by:

General Meeting of Shareholders
of Nizhnedneprovsky Tube Rolling Plant
Open Joint-Stock Company

Minutes No. 10 of 08.04.2005

STATUTE

of Nizhnedneprovsky Tube-Rolling Plant

Open Joint-Stock Company
(new revision)

Dnipropetrovsk

2005

These amendments constitute a new revision of Nizhnedneprovsky Tube Rolling Plant Open Joint-Stock Company Statute, identification code of the Company 05393116, registered by the Executive Committee of Dnipropetrovsk Municipal Council of People's Deputies, registration date 28.12.1994, registration No. 10059-AT, registration file No. 04052092Ю0010023;

Taking into account the amendments registered by Order of the Executive Committee of Dnipropetrovsk Municipal Council of People's Deputies No. 394-p of 29.05.1996;

Taking into account the amendments registered by Order of the Executive Committee of Dnipropetrovsk Municipal Council of People's Deputies No. 394-p of 23.04.1997;

Taking into account the amendments registered by Order of the Executive Committee of Dnipropetrovsk Municipal Council of People's Deputies No. 762-p of 17.07.1998;

Taking into account the amendments registered by the Order of the Executive Committee of Dnipropetrovsk Municipal Council of People's Deputies of 13.07.1999;

Taking into account the amendments registered by the Order of the Executive Committee of Dnipropetrovsk Municipal Council of People's Deputies of 26.06.2000;

Taking into account the amendments registered by the Order of the Executive Committee of Dnipropetrovsk Municipal Council of People's Deputies of 12.04.2001;

Taking into account the amendments registered by the Order of the Executive Committee of Dnipropetrovsk Municipal Council of People's Deputies of 05.06.2002;

Taking into account the amendments registered by the Order of the Executive Committee of Dnipropetrovsk Municipal Council of People's Deputies of 30.07.2003;

Taking into account the amendments registered by the Order of the Executive Committee of Dnipropetrovsk Municipal Council of People's Deputies of 28.04.2004.

Nizhnedneprovsky Tube-Rolling Plant Open Joint-Stock Company (hereinafter the Company) is established by way of reorganization of Nizhnedneprovsky Tube-Rolling Plant named after Karl Liebknecht Leased Enterprise in compliance with Memorandum of December 28, 1994 No. 72-AT concluded between State Property Fund of Ukraine and Nizhnedneprovsky Tube-Rolling Plant named after Karl Liebknecht Leasers' Association under the Law of Ukraine "On State Enterprises Property Privatization" and Ukrainian Cabinet Decree No. 57-93 of May 20, 1993 "On Privatization of Integrated Property Complexes of State Enterprises and Their Decisions Operated by Leasing Agreements."

ARTICLE 1. Name and Location of the Company

1.1. Full name of the Company in Ukrainian:

Відкрите акціонерне товариство «Нижньодніпровський трубопрокатний завод».

Full name of the Company in Russian:

Открытое акционерное общество «Нижнеднепровский трубопрокатный завод».

1.2. Short name of the Company in Ukrainian:

ВАТ "НТЗ".

Short name of the Company in Russian:

ОАО "НТЗ"

1.3. Name of the Company in English:

"Nizhnedneprovsky Tube-Rolling Plant".

1.4. Company location and address:

21, Stoletov St., Dnipropetrovsk 49081, Ukraine.

ARTICLE 2. Founders and Shareholders of the Company

2.1. The Founders of the Company are the State represented by State Property Fund of Ukraine, identification code 00032945, located at 18, Kutuzov St., Kyiv, 01001, and Nizhnedneprovsky Tube-Rolling Plant named after Karl Liebknecht Leasers' Association, no identification code, located at 21, Stoletov St., Dnipropetrovsk 49081, registered by Order of Executive Committee of Dnipropetrovsk Municipal Council of People's Deputies No. 1205-p of 30.12.1992.

2.2. The Company Shareholders are:

- former members of Nizhnedneprovsky Tube Rolling Plant named after Karl Liebknecht Leasers' Association;
- natural and legal persons of Ukraine who acquired the status of owners of the Company shares in the course of its privatization;
- natural and legal persons who purchased the shares in compliance with the legislation in effect of acquired the ownership right by other means.

2.3. The Company Shareholders Register is kept by an independent registrar.

2.4. The Company Shareholders have the right to:

- take part in Company management as is provided for by this Statute;
- take part in Company profit distribution and receive a part of it (in form of dividends). The right for receiving a part of Company's profit (dividends) is proportional to the share held by the person registered as the Company Shareholder at the moment the dividends are due;
- receive any information regarding his/her personal account as well as the information on the Company's activity. By the Shareholder's request the Company must submit to him/her the annual balance sheets, the Company performance statements, the minutes of the meetings;
- enter the Company and to be withdrawn from it following the procedure established by the legislation in effect;
- receive a part of the Company's property in case of its liquidation in proportion to the net value of the his/her shares in the Company;
- sell, grant, exchange, mortgage, inherit, will all or part of his/her shares in the Company;
- have the priority in purchasing the shares of future issues;
- assign his/her shares (including voting authority) to the third person;
- provide other deed not contradicting the law.

2.5. The Company shareholders are obliged to:

- keep to the Company by-laws and to execute the decisions of General Shareholders Meetings and management bodies of the Company;
- fulfill their obligation in the Company including property accountability and to pay the shares following the procedure and by the means provided for by legislation in effect;
- not to disclose any commercial classified information on the Company activity;
- fulfill other obligations if such are provided for by Ukrainian laws.

2.6. The shareholders are liable to covering the Company's liabilities within the limits of the shares they own. In case the Company lacks resources to cover a liability the shareholders who paid partially their shares are liable within the limits of the whole amount due.

ARTICLE 3. Objective and Subject of the Company's Activity

3.1. The main Company objective is to organize effective profit generating business.

3.2. The subject of the Company's activity is:

- steel, metal pipes, solid rolled wheels, ring items, tyres and other industrial products fabrication including that made on commission;
- consumer goods production and selling;
- research and development with further manufacturing application;
- development, fabrication, installation, repair, starting-up, adjustment and maintenance of non-standardized equipment;
- software products production, follow up and selling;
- designing, construction, experimental, technological and computing operations in various industries;
- agricultural goods production;
- commercial, marketing and exchange operations;
- sales on commission, consignment services, storage;
- electric power, heat energy, natural gas supply and transmission;
- industrial wastes, secondary raw materials recycling;
- rendering services to citizens and enterprises including utility, medical, consultancy, expertise and legal services;
- medical practice, rendering chargeable medical services;
- wholesale and retail sales of medical preparations;
- wholesale and retail sales of goods;
- rendering various consumer services to citizens;
- employees and specialist skills improvement and training;
- domestic and international transportation of passengers and cargoes by motor, railway and other transport, rendering forwarding services;
- collecting solid industrial wastes containing precious metals and stones and their scrape;
- rendering property guarding services, guarding Company ownership and providing admission by permits supported by departmental guard armed with rifled army guns;
- production, wholesale and retail sales of marketable concretes, solutions, reinforced concrete articles and structures;
- production and selling of individual protection means;
- preschool education;
- collecting, storing, recycling, transporting and selling of scrapes and wastes of ferrous and non-ferrous metals;
- engineering surveying, designing, construction engineering;

- rendering services to external organizations and enterprises in the field of technical and technological expertise, measurement assurance, product quality control and production processes;
- purchasing, exporting, storing, shipping of precursors to be used in production;
- rendering chargeable training services in groups;
- providing cultural and educational activity, rendering chargeable services on cultural work among the masses;
- athletic and health improving activity: organization and conducting sports trainings for professionals and amateurs, assisting the sportsmen in preparing for competitions in various kinds of sport recognized in Ukraine.

The Company performs activity requiring licensing or special permission only after receiving the licenses or special permissions for providing such activity.

3.3. The Company performs foreign economic activity as a subject of foreign economic activity within the limits and in compliance with the objective of its activity. The Company has the right to perform all exporting and importing operations legal in Ukraine including conclusion of contracts with foreign companies for sales, purchase, supply, barter, making goods on commission, intermediation, consignment, services and work performing, storing, transporting, leasing, etc.

ARTICLE 4. The Company Legal Status

4.1. The Company is a legal person starting from the date of its registration with state authorities.

4.2. The Company performs its activity basing on and in compliance with the current Ukrainian legislation in effect as well as with this Statute.

4.3. The Company is the assignee of Nizhnedneprovsky Tube-Rolling Plant named after Karl Liebknecht Leased Enterprise.

4.4. The Company has independent balance, settlement (current) and other accounts with banks, seal, stamps with its names and firm (trade) brand and trade mark approved by the Company Board.

4.5. The Company is liable within the limits of property owned by it in compliance with the legislation in effect.

4.6. The Company can enter into any legal in Ukraine relationships with Ukrainian and foreign legal and natural persons. The Company can conclude the contracts and other agreements on sales, purchase, leasing, commission, services, insurance, proxy, works, transportation, storage and perform any other legal operations in compliance with current Ukrainian legislation in effect.

The Company has the right on its own behalf to acquire property and personal non-property rights, take responsibilities, act as a petitioner and defendant in arbitrage, court, court of referees.

The Company has the right to acquire and render the rights for ownership and usage of safeguard documents, technologies, know-hows.

4.7. The Company has the right to issue securities and the right to perform operations with securities, their derivatives in compliance with the current legislation in effect.

4.8. The Company has the right to:

- enter into associations with other subjects of business activity;
- establish and be the member of various business associations and legal persons having different organizational and legal form;
- perform investment activity within and outside Ukraine;
- establish and be the member of charitable organizations and funds.

4.9. The Company has the right to open its branches and representative offices as well as subsidiaries within and outside Ukraine in compliance with current Ukrainian legislation in effect and the laws of the country such division is registered in. The management of such divisions activity is provided by the individuals appointed by the Company Administration.

The subsidiaries, branches and representative offices created by the Company can be provided with capital assets and turnover means.

The branches and representative offices of the Company perform on the basis of provisions on their establishment. The Head of a branch of representative office acts by proxy given by the Company. Branches and representative offices are not the legal persons.

The subsidiaries being the legal persons are not liable to covering the Company liabilities and the Company is not responsible for their liabilities.

4.10. The Company can send its expert abroad on business for the purpose of training, improvement, education and learning the experience of organizing and managing the firms and enterprises, collecting business information, taking part in negotiations, exhibitions, auctions, establishing business contacts.

4.11. In compliance with the current Ukrainian legislation in effect the Company has the right to recruit Ukrainian and foreign experts, independently determine the forms, amounts and types of their fees.

4.12. The Company has the right to take loans and investment resources in foreign currency from foreign partners and other investors. Such currency resources are used by the Company independently and in compliance to current Ukrainian legislation in effect. The state takes no responsibility for the loans and investments received by the Company.

4.13. The Company can take part or otherwise co-operate with international civil and other organizations, funds, enter international systems, etc. The Company takes part in international cultural and scientific exchange.

4.14. Foreign economic contracts (agreements) concluded by the Company are signed by the Chairman of the Board – the General Director or other member of the Board authorized to act without proxy under joint decision of the Board and Supervisory Council or by an individual authorized by respective proxy.

ARTICLE 5. Company Authorized Capital and Property

5.1. Authorized capital of the Company makes 13,471,250 (thirteen million four hundred and seventy one thousand two hundred and fifty) Hryvnyas.

5.2. Authorized capital is divided into 53,885,000 (fifty three million eight hundred and eighty five thousand) registered shares of 0.25 Hryvnya net price each.

5.3. Initial subscription was conducted under Memorandum No. 72-AT of 28.12.1994 and the shares are divided as follows:

- Nizhnedneprovsky Tube Rolling Plant named after Karl Liebknecht Leasers' Association was the owner of 16,828,240 (sixteen million eight hundred and twenty eight thousand two hundred and forty) shares of total value 420,706,000,000 (four hundred and twenty billion seven hundred and six million) Karbovanets;
- State Property Fund of Ukraine was the owner of 4,725,760 (four million seven hundred and twenty five thousand seven hundred and sixty) shares of total value 118,144,000,000 (one hundred and eighteen billion one hundred and forty four million) Karbovanets.

Any subsequent subscriptions do not constitute the reason for amending the Memorandum.

5.4. The Company property consists of capital assets and turnover means as well as the other assets which value is recognized in the Company balance.

5.5. The Company owns:

- the property assigned to it by the founders;
- the property acquired from its business activity;
- the revenue received;
- other property acquired on the basis not forbidden by the law.

The Company owns, uses and manages its property in compliance with the objectives of its business activity.

5.6. The Company has the right to sell or turn over to legal persons and citizens, exchange, lease, give free of charge in temporary use or on loan the buildings, constructions, equipment, transport, tools, raw materials and other tangible assets belonging to it and to draw then down of the balance.

5.7. The Company by the decision of the General Shareholders Meeting has the right to change (increase or reduce) the amount of its authorized capital.

5.8. The authorized capital may be increased following the procedure established by the State Committee for Securities and Stock Market by way of issuing new equities or increasing their par value.

5.9. The authorized capital may be reduced be way of:

- cutting the nominal value of equities;
- reducing the number of shares by redeeming the part of equities from their holders with the purpose of their cancellation (cutting total number of shares).

The authorized capital reduction may be initiated only subject to prior notification of all its creditors following the procedure established by law.

When reducing the authorized capital the shares not submitted for cancellation are deemed invalid but not earlier than in 6 months after notification of all the shareholders via periodicals publishing the announcements of General Shareholders Meetings.

ARTICLE 6. Company Securities

6.1. The Company issues registered shares in documentary form for the amount of its authorized capital in compliance to the Ukrainian legislation and requirements of State Committee for Securities and Stock Market. If any additional issue is made before the previous issue is registered all the purchase agreements for such additional issue are deemed invalid. The Company provides its shareholders with the certificates of shares according to the procedure and within the terms established by the legislation in effect.

6.2. Each share in the Company entitles the shareholder for one vote when making decisions considered at the Shareholders Meetings.

6.3. The shares are issued and the issue details are informed according to the procedure established by the State Committee for Securities and Stock Market.

6.4. The shareholders have the right to independently dispose of the shares they own in compliance with the current legislation in effect.

6.5. The share is indivisible. If one and the same share is owned by several individuals they all are considered as the owner and can exercise their rights by the share via one of them or via their representative.

6.6. The Company has the right to redeem its shares according to the procedure established by the law. The redeemed shares are to be sold or cancelled within one-year period.

6.7. The Company keeps records and submits statements on shares in compliance with the current legislation by way of making an agreement on keeping the Register of Securities Holders with the legal person which has a license for such Register keeping.

6.8. The Company has the right to issue bonds for distributing among legal and natural persons. The bonds confirm the Company's liability to reimburse the bondholder for the nominal bond value plus fixed interest on specified date.

The decision on bonds issue is made by the Supervisory Council.

The Company has the right to issue bonds for the amount, which does not exceed its authorized capital for the amount of guarantee the Company is specifically provided with by the third persons.

6.9. The Company has the right to issue bills of credit and other securities in compliance with the current legislation in effect.

ARTICLE 7. Company Funds. Profit and Loss Allocation.

7.1. The Company profit is generated by its business activity revenues after covering tangible and equivalent expenses and labor costs. In addition all specified by law taxes and budget charges are paid. Net profit after all payment as indicated above is at the Company's outright disposal.

7.2. The procedure of net profit allocation and losses covering is established in compliance with the current legislation in effect, this Statute and internal regulations of the Company and is approved by the General Meeting of Shareholders as submitted by the Board and agreed with the Supervisory Council.

7.3. The Company creates a reserve (insurance) fund and has the right for creating other fund by the decision of the General Meeting of Shareholders. The funds required by law are created according to the established procedure and in the amounts specified by the law.

The reserve (insurance) fund of the Company is formed in the amount of not less than 25 per cent of the Company's authorized capital.

The amount of yearly assignments to the reserve (insurance) fund cannot be under 5 per cent of the net profit amount.

If the reserve (insurance) fund makes 25 per cent of the Company's authorized capital the assignments to the reserve (insurance) fund are not obligatory.

The sizes of the funds, if created, are approved by the General Meeting of Shareholders. The purpose, procedure of forming and ways of assets utilization are determined by the Supervisory Council.

The funds assets are used by the Board as agreed with the Supervisory Council.

7.4. The terms and procedure of dividends paying are determined by the General Meeting of Shareholders. The dividends are paid to the shareholders by the results of a calendar year once a year in the proportion to the number of shares they hold and within the limits determined by the General Meeting of Shareholders.

The Company has no right to announce and pay the dividends:

- before the whole amount of authorized capital is paid;
- if the cost of net Company assets is reduced to the amount under the amount of the Company's authorized capital and reserve (insurance) fund;
- under other circumstances determined by the law.

The right for receiving the income (dividends) in proportion to their shares in Company's equity belongs to the individuals who are the Company's shareholders at the beginning of the period the dividends are paid for.

The legal persons are paid the dividends by way of money transfers to their accounts or by other ways determined by the General Meeting of Shareholders. The natural persons are paid the dividends by way of money transfers to their accounts, via the Company's cash desk or by other ways determined by the General Meeting of Shareholders.

The dividends that were not received by the shareholder are deposited.

ARTICLE 8. Management Bodies of the Company

8.1. The management of the Company is provided by the following bodies:

- General Meeting of Shareholders;
- Supervisory Council;
- Board of the Company;
- Auditing Committee.

8.2. General Meeting of Shareholders.

8.2.1. General Meeting of Shareholders is the superior managing body of the Company.

8.2.2. The exclusive authorities of the General Shareholders Meeting are:

a) introducing the amendments to the Company's Statute including the changes of its authorized capital;

b) electing and recalling the members of Supervisory Council, electing and recalling the Chairman of the Board / General Director and the members of the Board, electing and recalling the members of the Auditing Committee, establishing the other bodies of the Company;

c) approving of financial statements for a year, approving of the Company performance statements including the statements of its subsidiaries performance, approving of the reports and findings of the Auditing Committee, the profit allocation decisions, the terms and procedure of paying a part of the profit (the dividends), establishing the procedure of losses covering;

d) founding, reorganizing and liquidation of subsidiaries, branches and representative offices, approving of their Statutes and Regulations;

e) deciding on termination of the Company's activity by way of merging, affiliation, dividing, transformation of liquidation, appointing the liquidation committee, approving of the liquidation balance;

f) deciding on delegating the Shareholders Register keeping.

The issues that are within the exclusive authority of the General Shareholders Meeting cannot be delegated to the other managing bodies of the Company.

The other authorities of the General Shareholders Meeting include:

- determining the Company performance strategy, approving of its plans and reports on their execution;
- deciding on property accountability of the members of the Supervisory Council of the Company;
- determining the conditions of remuneration for the members of the Supervisory Council;
- approving of the contracts (agreements) on Company's property (capital assets) alienation concluded for the amount exceeding 30 per cent of the Company's assets value as is recognized in the balance on the last day of the last reporting period;
- other Company business issues.

The General Shareholders Meeting has the right to consider any other issues concerning Company's performance.

The General Shareholders Meeting has the right to delegate a part of its authorities determined by this Statute to the Supervisory Council or the Board of the Company save those issues that comprise exclusive authority of the Meeting.

8.2.3. The shareholders have the right to attend the Meeting personally or via their representatives who act by officially approved proxy. The voting principle is 'one share – one vote'.

8.2.4. The General Shareholders Meeting is deemed legal if it is attended by the shareholders cumulatively owning over 60 per cent of votes.

8.2.5. The decisions of the General Shareholders Meeting on:

- this Statute amendment;
- termination of the Company's activity including its liquidation;
- establishment and termination of the Company's subsidiaries, branches and representative offices are made by the majority comprising minimum 3/4 of the votes of the shareholders attending the Meeting.

8.2.6. The decisions on other issues are made by simple majority of votes of the shareholders attending the Meeting.

8.2.7. Regular General Meeting of Shareholders is held once a year. The reasons for and the procedure of special Meetings are determined in compliance with the current Ukrainian legislation in effect. The propositions as for the agenda of the meeting made by the shareholders owning over 10 per cent of votes are to be mandatory included to the agenda.

Holders of registered shares are notified of holding the general meeting personally, in written form. Besides, general notice is published in local media and in one of the official editions of Verkhovna Rada of Ukraine, the Ukrainian Cabinet of Ministers or the State Committee for Securities and Stock Market. This notice is to state time and place of the meeting and its agenda. The notification should be made at least 45 days before convening the general meeting. Decisions on changes in the agenda are brought to the notice of shareholders not later than 10 days before the meeting is held, by way of their publishing in the above media.

The notice of the following convocation of the general meeting to solve the question on making changes to the Authorized Capital of the joint-stock company shall include data stipulated by the current legislation.

Order of preparing and holding the general meeting is stipulated in the regulations on the general meetings of NTRP OJSC.

8.2.8. Resolutions passed by the general meeting of shareholders are binding upon the Company's management bodies and its shareholders.

8.3.Supervisory Council.

8.3.1. Supervisory Council is a collegial body representing the shareholders interests in the intervals between general meetings; controlling and regulating the Board activity.

Certain functions referred to the competence of the general meeting can be vested in the Supervisory Council by the resolution of the general meeting.

8.3.2. Supervisory Council consists of 7 members elected at the general meeting for the term of 3 years. Members of the Supervisory Council can be recalled ahead of scheduled time by the resolution of the general meeting.

8.3.3. Supervisory Council elects the chairman and deputy chairman from among its members, with the term of authorities corresponding to that of their authorities in the Supervisory Council.

8.3.4. Members of the Supervisory Council can't be the members of the Board or members of the Auditing Committee.

8.3.5. Members of the Supervisory Council are the Company's officials.

8.3.6. Competence of the Supervisory Council includes:

- controlling the Board activity;
- hearing of reports submitted by the Company's Board and officials of the Company's management bodies;
- determination of the purpose and order of usage of the reserve (insurance) and other funds; giving consent to the Board as to usage of resources of the reserve (insurance) and other funds;
- approval of the internal regulations on the general meetings of shareholders, the Supervisory Council, the Board, the Auditing Committee, shares, dividends on shares, order of property alienation, and procedure of making information available to shareholders;
- agreement of the decisions made by the Board regarding fixation of remuneration of the managers of subsidiaries, branch establishments, representative offices, and persons authorized to manage shares in the other Companies (enterprises, associations);
- approval of the Company's organization, in cooperation with the Board;
- passing resolutions on purchasing and alienation of shares, pays, bonds and other corporate rights;
- passing resolutions on purchasing the Company's shares and their further placement;
- passing resolutions on selling shares of additional issue which were subscribed (placed) but not paid in full within term fixed by the general meeting;
- removal of the Chairman of the Board/General Director and members of the Board from fulfillment of their duties;
- assignment of temporarily acting Chairman of the Board/General Director and temporarily acting member of the Board, which powers are valid till election of new Chairman of the Board/General Director or new member of the Board at the General meeting of shareholders, in the events of early termination of their duties in accordance with this Statute;
- assignment of the person acting as the Chairman of the Board, in the event the Chairman of the Board and his/her deputy is not present;
- determination of the remuneration conditions for the Chairman and members of the Company's Board, conclusion of contract with the Chairman of the Board/General Director;
- passing resolutions on the Company's investments and capital expenditures;
- passing resolutions on alienation of the property (fixed assets) of the Company;
- passing resolutions on pledging the Company's property and corporate rights belonging to the Company;
- passing resolutions on issue of guarantees and sureties;
- arrangement of extraordinary inspections and audits of the Company's financial and economic activity;
- agreement of the Board decisions as to assignment of persons authorized on behalf of the Company to manage subsidiaries, branch establishments, representative offices and corporate rights (shares, parts, etc.) in the other economic societies (enterprises, associations);
- passing resolutions on necessity of convocation of extraordinary meetings of shareholders;
- formation of the agenda of extraordinary meeting of shareholders convened on the written request of the Supervisory Council;
- agreement of the Board measures taken for preparation and holding of the general meetings of shareholders;
- consideration of the reports of the Auditing Committee by results of the annual audits and other inspections of the Company;
- approval of the Company's quarterly reports, balance-sheets submitted by the Board, and planned indices for the following reporting period. Approval of annual and quarterly budgets of the Company;
- control over fulfillment of resolutions of the general meetings of shareholders;
- passing resolutions on the Company's property leasing;
- passing resolutions on long-term crediting of the Company;
- agreement of the Board resolutions concerning issue of short-term promissory notes which amount in aggregate exceeds 5 percent of the Company's asset amount, minus accounts payable fixed at the last reporting date;
- passing resolutions on the Company's participation in joint business and termination of this participation;
- passing resolutions, in cooperation with the Board, towards granting authorities to certain members of the Board on acting without power of attorney on behalf of the Company;
- agreement of decisions on assignment and dismissal of directors of business units, chief engineer, chief accountant and managers of structural subdivisions directly subordinate to the Chairman of the Board;
- approval of the provisions of contract for keeping the register of the holders of registered shares;
- passing resolutions on issuing bonds;

- passing resolutions on the Company's participation in the economic societies, enterprises and associations, charitable organizations, other legal entities, on making contributions to the Authorized Capitals, including those provided under their formation, and resolutions on withdrawal therefrom;
- passing resolutions on returning investments and alienation of shares, parts, pays, other corporate rights, in the event of dropping out of economic societies and associations of which the Company is a member;
- passing resolutions as to control of corporate rights of subsidiaries, associations, economic societies, other legal persons where the Company is a member (shareholder), including the resolutions on giving consent to the Company towards reorganization and liquidation of legal persons in which the Company participates;
- issue of recommendations to the general meetings of shareholders, regarding candidatures of the Chairman and Secretary of the meeting;
- passing resolutions on bringing the Company's managers to property account, apart from the members of Supervisory Council.
- 8.3.7. Sessions of the Supervisory Council are held as required. Sessions of the Supervisory Council shall be considered competent is attended by more than a half of Supervisory Council members elected.

Decisions of Supervisory Council are made by simple majority of votes of the Supervisory Council members present at the session. Each member of the Supervisory Council has one vote. In the event of equality of votes, the chairman of Supervisory Council has the right of casting vote.

Decisions of Supervisory Council can be made by way of questioning. In this event, decisions shall be considered made, if supported by simple majority of the members of Supervisory Council.

Should the member of Supervisory Council be not present at the session of Supervisory Council, he/she is entitled to assign the relevant powers for participation therein to the other member of Supervisory Council.

8.3.8. The member of Supervisory Council during the period when his/her powers are valid, can submit a request towards early termination of the above powers. In the event when the member of Supervisory Council submits a request to Supervisory Council as regards early termination of his/her powers, he/she is considered a person terminating membership in the Supervisory Council since the date of this request. In case of death of the member of Supervisory Council, he/she is considered a person terminating membership in the Supervisory Council because of death.

8.4. Board of the Company.

8.4.1. Executive organ of the Company managing its current activity is the Board. The Board consists of the Chairman of the Board/ General Director, and 10 members of the Board one of which is the deputy chairman of the Board.

Chairman of the Board/General Director and members of the Board shall be elected and recalled by the general meeting of shareholders. Election is made for the term until the next regular general meeting of shareholders. Should the next regular general meeting of shareholders fail to consider the issue on recalling the above persons, or no decision on recalling be made, the term of their authorities is considered prolonged till the next regular general meeting of shareholders. Total period of office of the Chairman of the Board/ General Director and its members is not limited.

In the intervals between the general meetings of shareholders, the Chairman of the Board/ General Director and members of the Board can be removed ahead of schedule. Chairman of the Board/ General Director and members of the Board can be withdrawn from the Board at their own request.

8.4.2. The Board activity is managed by the Chairman of the Board/ General Director.

8.4.3. Decisions of the Board are made by simple majority of votes of the Board members. In the event of equality of votes, the Chairman of the Board/ General Director has the right of decisive vote.

Sessions of the Board are held at least once a month and are considered competent for passing resolutions, if attended by at least 2/3 of the full membership of the Board.

8.4.4. Session of the Board shall be considered incompetent if the Chairman of the Board/ General Director and deputy chairman are not present thereat.

8.4.5. The Supervisory Council concludes a contract with the Chairman of the Board/General Director elected by the general meeting of shareholders, for the period till the next general meeting. On behalf of Supervisory Council, the Chairman of Supervisory Council signs the contract.

8.4.6. Chairman of the Board/General Director shall act on behalf of the Company without power of attorney, manage the current affairs of the Company, independently resolves the matters of the Company's activity, represents the Company with all the enterprises, entities, organizations, authorities, both in Ukraine and abroad; sign the contracts, agreements and other letters of attorney; take other legal actions, apart from those referred to the competence of other management bodies by this Statute and legislation in effect.

Chairman of the Board/General Director shall provide for fulfillment of the resolutions of the general meetings, Supervisory Council, Board of the Company, norms of the current legislation, the present Statute, constituent documents, local normative acts, terms of the collective bargaining contract, obligations to the State and counteragents under economic agreements, safe labor conditions in accordance with the norms of labor safety and protection stipulated for the Company's employees, observance of the requirements on environmental protection, integrity of the Company's property and its proper usage; he/she shall arrange and submit book-keeping and statistical reports, and perform other functions stipulated by the legislation in effect.

Chairman of the Board/General Director shall approve the Regulations on the structural subdivisions of the Company.

8.4.7. Chairman of the Board/General Director shall organize drawing up minutes of the Board sessions. The Minute Book shall be made available to the shareholders at any time.

8.4.8. Competence of the Board shall include all the issues of the Company's activity, apart from those referred to the competence of the other body of the Company by legislation in effect, the present Statute or by the resolution of the general meeting of shareholders.

8.4.9. Chairman of the Board/General Director shall act within his/her competence and rights stipulated by the present Statute and internal regulations of the Company, and those delegated thereto by the Company's management bodies.

8.4.10. The Board is subordinate in its activity to the general meeting of shareholders and Supervisory Council. The Board shall submit to the Auditing Committee of the Company consolidated annual balance-sheet, consolidated profit and loss account, annual report and other documents required for execution of powers by Supervisory Council.

8.4.11. The Board ensures preparation and holding of general meetings of shareholders; renders material support and promotes the activity of Supervisory Council and Auditing Committee.

8.4.12. The right to act on behalf of the Company without power of attorney can be granted, apart from the Chairman of the Board, to certain members of the Board, according to joint resolution of the Board and Supervisory Council. Other persons can act on behalf of the Company, in accordance with the powers vested as required.

8.4.13. The Board and Supervisory Council shall resolve the matters, which require joint resolution or agreement, as a rule, by way of holding joint sessions, as complied with the present Statute, decision of the general meeting and Regulations of the Company. Dates and agenda of joint sessions shall be determined by agreement of the managers of the above organs. Resolutions are considered passed if both organs vote for them.

In necessity, passing resolutions at the Board session is allowed, subject to written consent of the Supervisory Council on the issue considered.

8.5. Auditing Committee.

8.5.1. Inspection of financial and economic activity of the Company, its undertaking, branches and representative offices is performed by the Auditing Committee. Audits are conducted on the instructions of general meeting of shareholders, Supervisory Council, on the own initiative of the Committee, or upon request of shareholders possessing, in aggregate, at least 10 percent of shares.

The Auditing Committee, on the request thereof, should obtain all the materials, accounting records or other documents and personal explanations of the Company's officials.

8.5.2. The Auditing Committee is accountable to the general meeting of shareholders and Supervisory Council. Results of audit are brought to the notice of the Board, Supervisory Council, and General Meeting of the Company.

8.5.3. The Auditing Committee consists of the Company's shareholders (3 members in number) elected by the general meeting of shareholders for 3-year period. Members of the Auditing Committee elect the Chairman of the Auditing Committee from among its members. The members of the Auditing Committee can be recalled before the appointed time, by the resolution of the general meeting of shareholders.

8.5.4. Members of the Auditing Committee have the right to participate in the Board sessions with the right of deliberative vote.

8.5.5. The Auditing Committee shall draw up its conclusion on the annual reports and balance sheets. General meeting of shareholders can't approve balance sheet without conclusion made by the Auditing Committee.

8.5.6. The Auditing Committee undertakes to demand extraordinary convocation of the general meeting of shareholders in the event there is a material threat to the Company's interests, or any abuse of powers committed by the Company's officials is revealed.

8.5.7. The Auditing Committee passes resolutions at its sessions, within the relevant competence. Sessions of the Auditing Committee shall be considered competent is attended by more than a half of its elected members, taking into account Chairman of the Committee.

Resolutions of the Auditing Committee are passed by simple majority of all votes of the members of Committee present. Each member of the Auditing Committee has one vote. In the event of equality of votes, the vote of the Chairman of the Auditing Committee shall be decisive.

8.5.8. The member of the Auditing Committee, in the period of his /her powers, is entitled to submit an application on early termination thereof. Should the member of the Auditing Committee submit the application on early termination of his /her powers, he/she is considered withdrawn from the Auditing Committee membership since the date of application. In the event of death of the member of the Auditing Committee, he/she is considered dropped out of the Committee members because of death.

ARTICLE 9. Company's Accounting and Reporting

9.1. The Company keeps operative and business accounting of its results, and draws up statistic accounts.

Form of reports and order of their submission shall be stipulated by the normative documents of the state authorities.

Validity and completeness of the annual balance sheet and reports of the Company should be confirmed by the Auditor. Auditors notify the Supervisory Council and the Auditing Committee of results of the audits performed and remarks related thereto.

9.2. Financial results of the Company's activity are defined in accordance with the annual accounting report.

9.3. The first fiscal year begins from the date of the Company's registration and ends on December 31 in the same year, and the next fiscal years are defined in accordance with calendar ones..

9.4. Financial and economic activity of the Company shall be effected in compliance with the financial plan.

9.5. Procedure of keeping operative and business accounts of the Company's results, as a whole, and results of its branches and representative offices shall be determined by the Board of the Company and by Accounting Regulations of Ukraine.

ARTICLE 10. Labor Collective and its Self-Government

10.1. Labor collective of the Company consists of all the citizens with which labor contracts (agreements) are concluded.

The Company can employ experts, including the foreign ones, and fix the terms of cooperation on the basis of corresponding agreements and current legislation.

10.2.Labor collective of the Company shall:

- consider and resolve the issues of the labor collective self-government, in accordance with the Company's Statute;
- consider and approve the draft collective agreement;
- determines and approves the list and order of rendering social benefits to the Company's employees within amount of funds provided in the financial plan;
- participates in rendering gratuities and moral incentives of the efficient work, promotes inventive and rationalization activity, solicits for recommending employees for a state rewards.

10.3. Interests of the labor collective before the Company's executive bodies are presented by the meetings (conference) of the Company's labor collective. Mutual relations of the labor collective and executive organs are defined by the relevant collective agreement.

10.4. At its meetings, the labor collective of the Company shall:

- consider and approve the draft collective agreement;
- consider and resolve the self-government issue related to the labor collective;
- deal with the other matters provided by the current legislation of Ukraine.

10.5. Members of the Company's labor collective are provided with social guarantees and compensations stipulated by the legislation in force.

ARTICLE 11. Labor Organization and Payment

11.1. Labor relations within the Company shall be regulated by the Labor Code and the present Statute.

11.2. Order of employment and dismissal of the workers, working day/week and leave duration, other matters of the Company's staff activities, shall be regulated by the legislation currently in effect, the collective agreement and internal regulations of the Company.

11.3. The Company shall independently develop and approve its staff list, and fix wages, forms and systems of remuneration.

11.4. Remuneration of employees is provided at the expense of the Company's funds. The Company is entitled to use tariff-free system of remuneration and to regulate it independently, with determination of the lines of usage.

Amount subject to payment is divided between permanent employees of the Company, taking into account qualification, quantity and quality of labor, personal contribution of the employee into the final result of activity. The employees wages is not limited by any maximum value, but it can't be less than minimum fixed in accordance with the legislation.

11.5. The Company, at the expense of its own funds, can grant to the members of its labor collective the social benefits and to extend the paid leave, child rearing leave duration, to render material support, to compensate the cost of housing and communal services, to give subsidies for the food and special-purpose expenses, under availability of the relevant funds and resources.

ARTICLE 12. Procedure of Making Amendments to the Company's Statute

12.1. Amendments and additions to the Company's Statute shall be made in accordance with the current legislation at the general meeting of shareholders.

12.2. Amendments in the Company's Statute are subject to State registration. Amendments occurred in the Statute are brought to the notice of registering authority, to make the necessary adjustments in the State Register, within legally established term.

ARTICLE 13. State and Commercial Secret, Confidential Information

13.1. The Company takes measures on keeping the State secret in accordance with the current legislation of Ukraine.

13.2. The Company has the right to include information of economic, commercial, technical, technological, business and social character to the category "Commercial secret and confidential information".

The Company shall protect its commercial secret and confidential information.

13.3. Amount and scope of data comprising commercial secret and confidential information, and order of their protection, are defined by the Company's Board in accordance with the Ukrainian legislation in effect.

13.4. Requirements towards keeping state and commercial secret and confidential information of the Company are mandatory for all the Company's shareholders and employees.

13.5. The Company shall submit to the state authorities, local self-government bodies, other enterprises, establishments, and entities the information provided by the legislation only.

ARTICLE 14. Termination of the Company's Activity

14.1. Termination of the Company's activity is performed by means of its reorganization (merger, joining, affiliation, dividing, transformation) or liquidation with observance of the requirements of anti-monopoly laws of Ukraine.

14.2. Reorganization of the Company is effected by the decision of general meting.

14.3. Under reorganization of the Company, all the rights and obligations thereof are transferred to its successors.

14.4. The Company shall be liquidated:

- by the resolution of the general meeting;
- as based on the court decision;
- as based on the resolution of the economic court in the order established by the Law of Ukraine "On Recovery of the Debtor Solvency or Recognition It as a Bankrupt".

14.5. The Company's liquidation is effected by the liquidation committee assigned by the general meeting, and in the events of bankruptcy and termination of the Company's activity by decision of the court or economic court, the Company is liquidated by the liquidation committee assigned by these authorities.

14.6. Since the date of appointment of the liquidation committee, it acquires all the powers on managing the Company's affairs.

14.7. The liquidation committee, before the Company's liquidation period expires, is subject to the control of the Auditing Committee. The liquidation committee bears the property (material) responsibility for losses caused by it to the Company and to the third persons, in accordance with the current legislation of Ukraine.

14.8. The liquidation committee within 3 days upon assignment thereof shall publish the Company's information in one of the official (republican and local) media, with statement of the date of making claims by creditors; it evaluates the available property of the Company, its debtors and creditors and makes settlements therewith; takes measures for payment of the Company's debts to the third persons and shareholders; draws up the liquidation balance sheet and submits it to the general meeting of shareholders or to the body appointing the liquidation committee.

14.9. Validity and completeness of the liquidation balance sheet shall be conformed by the auditor (auditing company).

14.10. Funds belonging to the Company including proceeds from selling its property under liquidation, upon due settlements on payment of wages with employees, and meeting obligations to the budget, banks, holders of bonds issued by the Company, and other creditors, shall be distributed between shareholders pro rata to their shares (percents) in the Authorized Capital.

14.11. Property transferred to the Company by its shareholders for use only, shall be returned in kind, without remuneration.

14.12. In the event of disputes, which arise as to payment of the Company's debts, its cash funds are not subject to distribution between shareholders before settlement of the relevant dispute, or before the creditor receive the necessary guarantees.

14.13. Liquidation of the Company is considered completed, and the Company terminating its activity from the date of due entry in the State Register.

The present Statute is drawn up in 2 original copies.

In accordance with the Minutes No. 10 of 08.04.2005 of the Meeting of Shareholders of the Nizhnedneprovsky Tube- Rolling Plant Open Joint-Stock Company, the present amendments and additions to the Company's Statute, by means of stating thereof in new version, shall be signed by Pavlo Ivanovych Bilous, the Head of the Legal Support Department, passport series AK No. 219082, issued on July 14, 1998 by Leninsky District Office of the Department of the Ministry of Internal Affairs of Ukraine in Dnipropetrovsk Region.

(Signatures) P. I. Bilous

Attachment 7

File #82-4814

LIMITED LIABILITY COMPANY
AUDITING FIRM
I N S I D E R – CENTRE
tel./fax: 744-33-06, tel.: 371-61-40, 371-61-42
E-mail: root@insider.dp.ua
29-A Naberezhna Lenina, Dnipropetrovs'k 49600

01-02/06
April 19, 2005

G.O. Yesaulov
Chairman of Board of Open
Joint-Stock Company
"Nizhnedneprovsky Tube-Rolling Plant"

Dnipropetrovs'k Territorial Board
State Commission in Securities and
Stock Market

AUDITOR'S CONCLUSION

On Financial Accounts of Open Joint-Stock Company
"Nizhnedneprovsky Tube-Rolling Plant"

Limited Liability Company the Auditing Firm "Insider – Centre" in accordance with Agreement # 02-02/03-06/530040130 of the 25th of December, 2003 and Additional Agreement # 1 of the 10th of August, 2004 acting on the grounds of By-Law and Certificate on entering in the Register of subjects of Auditing Activity # 2459 issued by Decision of Auditing Chamber of Ukraine # 98 of the 26th of January, 2001 remaining in force till the 26th of January, 2006 which registered address is: 29-A Naberezhna Lenina, Dnipropetrovs'k 49600 (telephones (056) 371-61-42, 744-33-06) has carried out the Audit of authenticity of consolidated Balance Sheet by state on the 31st of December, 2004, Account on Financial Results, Account on Cash Flow, Account on Equity Capital and Notes to Annual Financial Accounts for 2004 of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant".

The Audit was carried out in Dnipropetrovs'k city since the 7th of December, 2004 till the 30th of March 2005.

To conduct the Audit there was presented the information on financial and economic activity of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" for the period since the 1st of January, 2004 till the 31st of December, 2004.

The Management of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" is liable for authenticity and fullness of information presented. We were charged with preparation of Auditor's Conclusion by the results of Audit.

The Audit was conducted in accordance with requirements of Laws of Ukraine "On Auditing Activity", "On Securities and Stock Exchange", "On State Regulation of Equity Market in Ukraine", "On Business Accounting and Financial Accounts in Ukraine", National Provisions (Standards) of Business Accounting, International Standards of Audit and Ethics other Legislative Acts and Requirements of State Commission in Securities and Stock Market made to the Auditor's Conclusion and Certificate on Financial State of Limited Liability Company approved by Decision of State Commission in Securities and Stock Market # 5 of the 25th of January, 2001 (in the version of Decision of State Commission in Securities and Stock Market # 484 of the 17th of November, 2004) and are registered in the Ministry of Justice of Ukraine under # 139/5330 of the 15th of February, 2001.

The International Auditing Standards make us to plan and to conduct the Audit with the view of getting of grounded certainty as to the fact that the Accounts contain no any substantial distortions. The Audit includes inspection by dint of testing of evidences confirming the sums and presentation of information in the Financial Accounts. The Audit also includes the appreciation of principles of Business Accounting and important previous evaluations carried out by the Management Personnel as well as the appreciation of presentation of Financial Accounts in general.

We consider that the Audit having been conducted by us provides grounded basis for expression of our Opinion:
In the result of carrying of the Audit out there was established:

Full name:

Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"

Code of YedROPU:

05393116;

Location:

21 Stoletova vul., Dnipropetrovs'k 49081 Ukraine

The Company is registered by Dnipropetrovs'k Executive Committee, Certificate on State Registration of legal person of the 28th of December, 1994, series A 00 # 401337, number of record on entering of data on legal person in the Unified State Register is 1 224 120 0000 001344.

The Company carries its activity out on the basis and in accordance with Legislation of Ukraine in force as well as with the By-Law. The basic activity categories of the Company in accordance with the Certificate on entering in YedROPU issued by Dnipropetrovs'k Regional Board of Statistics of the 1st of September, 2004 are as follows:

Code by KVED	Activity category (the first – basic one)
27.10.0	Black metallurgy
27.22.0	Production of steel tubes
85.12.0	Medical practice
85.13.0	Stomatological practice
73.10.0	Investigations and elaborations in the field of natural and technical sciences
51.70.0	Other kinds of wholesale trade

Financial activity submitted is based on the principles and methods of information presentation regulated by National Standards (Provisions) of Business Accounting. The indices of Financial Accounts and Business Accounting comply with each other.

The assets, liabilities, capital, revenues and outlays are classified and appreciated in accordance with accounting policy of the Company based on Provisions of Business Accounting.

The List of connected Parties wasn't determined by the Company. However, a substantial share of purchases and sale, issuing and obtaining of guarantees and deposits is carried out by NVIG "Interpipe" which by significance of relations may be regarded as the operations among related Parties. There is no information as to the essence of relationship and kinds of operations with related Parties in the Financial Accounts.

To our mind, save the aforesaid restrictions: assets, liabilities Equity Capital, receipts and expenditures adduced in the Financial Accounts, are by and large recognized and classified in accordance with conceptual bases of Provisions (Standards) of Business Accounting; Financial Accounts reflect financial status of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" on the 31st of December, 2004 as well as the result of its activity true and fairly in accordance with Provisions (Standards) of Business Accounting of Ukraine and meet the requirements of Legislation.

The Certificate on financial status of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" on the 31st of December, 2004 is enclosed.

Auditor,
Executive Director
of Company "Insider – Centre"
Certificate series "A"
001778 issued by the Auditing Chamber
of Ukraine of the 27th of December, 1994.
Decision # 23 which legal effect
is prolonged by Decision of the Auditing Chamber
of Ukraine # 128 of the 30th of October, 2003

(signature) V.V. Zinkevych

Seal:
Ukraine, city of Dnipropetrovs'k
Limited Liability Company
Auditing Firm "Insider-Centre"
Identification Code 31154676
INSIDER-CENTRE

CERTIFICATE
on financial status of Open Joint-Stock Company
"Nizhnedneprovsky Tube-Rolling Plant"

Calculation of indices of financial status and solvency was conducted on the grounds of accounts presented on the 31st of December, 2004.

Analysis of liquidity indices

	31.12.2002	31.12.2003	31.12.2004	Norm
Liquidity ratio Total (pay-off ratio)	3.03	2.08	1.34	1.0-2.0
Quick liquidity ratio	1.84	1.27	0.96	0.6-0.8
Absolute liquidity ratio	0.04	0.02	0.2	0.25-0.5

Total liquidity ratio (pay-off) testifies to adequacy of circulating assets to repay the debts and average level of the Company's solvency.

Intermediate ratio of (quick) liquidity 0.96 means that the Company may pay-off current liabilities upon quick mobilization of account receivable.

Meaning of the absolute (timed) liquidity ratio 0.2 testifies that Company can't settle up with its partners quickly due to lack of means as on the settlement account so on the other ones in the bank.

Analysis of the Company's solvency has proved that the level of paying capacity didn't change much pending 2004. The Company has liquid balance as for the state on the 31st of December, 2004 and is able to liquidate the debts.

Analysis of Indices of Financial Stability

	31.12.2002	31.12.2003	31.12.2004	Norm
Autonomy ratio	0.84	0.65	0.4	0.25-0.5
Liabilities pay-off ratio by Equity Capital (Capital Structure)	0.18	0.53	1.47	0.5-1.0

Autonomy ratio shows that weight of Internal Funds in general sources of finance makes 40 per cent on the 31st of December, 2004, that is, financial status of the Company depends upon outside funding sources.

Liabilities pay-off ratio by Equity Capital (Capital Structure) testifies that weight of obtained funds in the total sum of money is equal to 147 per cent on the 31st of December, 2004.

Conclusion: Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" is characterized as liquid, solvent enterprise but its financial status depends upon outside funding sources.

Auditor,
Executive Director
of Company "Insider – Centre"
Certificate series "A"
001778 issued by the Auditing Chamber
of Ukraine of the 27th of December, 1994.
Decision # 23 which legal effect
is prolonged by Decision of the Auditing Chamber
of Ukraine # 128 of the 30th of October, 2003

(signature) V.V. Zinkevych

Seal:
Ukraine, city of Dnipropetrovs'k
Limited Liability Company
Auditing Firm "Insider-Centre"
Identification Code 31154676
INSIDER-CENTRE

Attachment 8

File #82-4814

Addition
to Regulations (standard)
of accounting 2

	CODES		
Data (year, month, day)	2005	1	01
by EDRPOU	05393116		
by KOATUU	1210137200		
	10		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.10.0		
Control sum			

Enterprise
"Nizhnedneprovsky tube-rolling plant" open joint-stock company
Territory
Ownership form: **Private property**
Organ of State control
Open joint-stock companies established on the base of state enterprises
Branch (type of activity) **Tubes production**
Form of economic activity: **Ferrous metallurgy**
Unit of measurement: **th.grn.**
Address: 6.21, Stoletova str., Dnipropetrovsk, 49081

BALANCE SHEET
as per December 31, 2004 (consolidated)

Form # 1 Code by DKUD 1801001

Assets	Code of line	As per beginning of the year	As per the end of reporting period
1	2	3	4
I. Non-current assets			
Intangible assets			
residual value	010	102	79
original value	011	333	333
accumulated amortization	012	(231)	(254)
Incomplete construction	020	21557	25316
Fixed assets: residual value	030	433152	422698
original value	031	1195982	1224734
depreciation	032	(762830)	(802036)
Long-term financial investments: taken account of by the method of participation in the capital of other enterprises	040	257142	20115
other financial investments	045	70720	972089
Long-term debtor indebtedness	050	1362	67
Deferred tax assets	060	31998	33960
Other non-current assets	070	0	0
Goodwill at consolidation	075	0	0
In all for section I	**080**	**816033**	**1474324**
II. Current assets			
Stores: production stores	100	129116	138727
animals on growing and fattening (livestock)	110	0	0
incomplete production	120	49036	54498
finished produce	130	32938	80548
goods	140	4807	1156
bill received	150	0	0

1	2	3	4
Debtor indebtedness for goods, works, services:			
net realization value	160	257253	180879
original value	161	257733	181387
doubtful debt reserve	162	(480)	(508)
Debtor indebtedness at settlements:			
with the budget	170	12831	18590
at advances issued	180	39843	48612
from calculated income	190	123	152
from internal settlements	200	0	0
Other current debtor indebtedness	210	3577	275380
Current financial investments	220	0	0
Monetary resources and their equivalents:			
in national currency	230	531	5089
in foreign currency	240	4456	133785
Other current assets	250	18098	39507
In all for section II	**260**	552609	976923
III. Deferred expenses	**270**	3082	3223
Balance	**280**	**1371724**	**2454470**

Liabilities	Line Code	At the beginning of the accounting period	By the end of the accounting period
1	2	3	4
I. Owner's equity			
Authorized capital	300	13471	13471
Share capital	310	0	0
Additional share capital	320	37181	37181
Other additional capital	330	470662	468628
Reserve capital	340	19086	19993
Undivided profit (non-covered losses)	350	348744	447504
Unpaid capital	360	(0)	(0)
Retired assets	370	(0)	(0)
Accumulated exchange difference	375	(0)	(0)
In all for section I	**380**	**889144**	**986777**
Minority share	385	0	0
II. Following expense and payment security			
Personnel payment security	400	11068	18223
Other securities	410	0	0
Insurance reserve sum	415	0	0
Reinsurer share sum in insurance reserves	416	(0)	(0)
Special-purpose funding	420	194	0
In all for section II	**430**	**11262**	**18223**
III. Long-term obligations			
Long-term bank credits	440	0	0
Other long-term financial obligations	450	0	0
Deferred tax obligations	460	0	0
Other long-term obligations	470	205891	717719
In all for section III	**480**	**205891**	**717719**

1	2	3	4
IV. Current obligations			
Short-term bank credits	500	17058	194708
Current indebtedness under long-term obligations	510	0	0
Bills issued	520	38885	42005
Creditor indebtedness for goods, works, services	530	194112	471452
Current obligations for settlements:			
from advances obtained	540	2817	558
with the budget	550	2225	9705
from extrabudget payments	560	674	824
from insurance	570	2568	3198
from payment for work	580	5132	7067
with participants	590	260	295
from internal payments	600	0	0
Other current obligations	610	1696	1939
In all for section IV	**620**	**265427**	**731751**
V. Deferred income	**630**	**0**	**0**
Balance	**640**	**1371724**	**2454470**

NOTES:

Reporting period for drawing up financial accountancy is.a calendar year.

Financial accountancy which is submitted is based on principles and methods of disclosing information, which are regulated by national provisions (standards) of bookkeeping accountancy, which are used beginning from January 2000..

Main assumptions - principle of calculation and continuity.

Basis of measurement of financial report elements - original value..

Assets are determined in the amount of monetary resources or fair value of other expenses for their acquisition. Obligations are determined in the amount of earnings obtained in exchange for obligation.

Assets and obligations are divided in the balance into long-term ones and current ones.

Accountancy of assets of the Company is classified like the following:

- non-current assets;
- long-term financial investments;
- stores;
- debtor indebtedness;
- monetary resources.

Fixed resources are recognized as an asset according to original value.

Original value of fixed assets is enlarged by the sum of expenses connected with improvement of the object (modernization, additional equipment, reconstruction and so on).

Recovery and repair of assets are shown as expenses in "Report on financial results" in case such expenses are incurred.

According to accountancy politics value characteristics are established of objects which are included in small-value non-current material assets – 1000 UAH.

Land is not propertyof the Company, it is rented..

Amortization is calculated in accordance with norms and method of tax legislature.

Profits and losses because of replacement of fixed assets are shown in "Report on financial results".

By the date of balance, balance value of fixed asset objects was not revised with the aim of determination of possible diminishing of usefulness. Original value of objects which reached by the date of balance value equal to "0" amounted to 9631 thou UAH. After-appraisal of these objects was not carried out because of insufficient influence of financial accountancy..

Value of incomplete capital investments is taken account of according to value of incurred expenses..

Intangible assets are accounted for on the balance according to original value minus amortization. Depreciation of intangible assets is carried out during the term of their useful use, which is determined at the moment of acknowledgement of an asset with the use of direct method.

Long-term financial investments are included in the balance according to original cost..

By the date of balance financial investments, in which influence of investor is considerable, are taken account of by the method of participation in the capital. Expenses because of diminishing usefulness of financial investments are acknowledged as other expenses..

Sum of deferred tax asset is acknowledged from temporary differences in determination of balance value of fixed assets in financial and fiscal accountancy, which are likely to be taxed by profit..

Inventories are taken into account in the balance by their cost.

Appraisal of stores on arrival is carried out according to original cost..

Appraisal of retirement of stores is carried out like the following::

- raw materials, basic materials, semifinished products - by average weighted cost;
- as to auxiliary materials, fuel, low-value quick wearing objects - by FIFO method;
- goods in retail trade - by the selling price.

Transport-procurement expenses are accounted for on separate accounts.

In accordance with accepted accounting politics, based on prudence principle and level of information substantiality, current low-value quick-wearing objects are acknowledged as such irrespective of the term of operation and value up to 300 UAH, and also with term of operation up to one year, irrespective of value. Value of low-price quick-wearing objects when commissioning is excluded from assets.

Stores of finished produce are shown by production cost..

Value of incomplete production includes direct and production overheads expenses..

Debtor indebtedness.for products, works, services is shown in the balanceby net realization value.

Doubtful debt reserve is determined on the basis of debtor indebtedness classification.on which borrowing period of limitation has expired

Monetary funds include sum of money in the cashier's office, on settlement accounts and demand deposits, sums in foreign currencies transferred at National Bank of Ukraine rate of exchange by the date of report completion..

Obligations are accounted for on the balance when acknowledging assets or expenses as a result of past operations and events. Long-term obligations are determined by the following:: purpose long-term loan; indebtedness secured with long-term bills.

Obligations are appraised by the value of acquisition and are accounted for on the balance up to expiration of the term of ageing of a claim Securities of future expenses and payments are taken into account by the purpose and are calculated by reserves for holiday payment and rewards at the end of the year.

Ownership capital is determined by authorized and reserve funds, by the sumof emission profit and other additional capital.

Other additional capital consists of the following:

- sum of indexation of after-appraisals carried out according to solutions of the Cabinet of Ministers of Ukraine in connection with inflation;
- replenishment of current funds and purposeful financing in connection with participation in the experiment according to the Law of Ukraine "On further development of mining-metallurgical complex".

In accordance with the Provision (standard) of accountancy 1 "General requirements to financial accountancy", approved by the order of Finance Ministry of Ukraine as of March 31, 1999 № 87 p. 11 "in rows of financial accountancy forms, which have no indicators, a dash is inserted". When completing financial form " Balances" with help of "AFR-OJSC "this possibility is not envisaged, that is why in lines of "Balance", which have no indicators, "0" is inserted.

Chairman	(signature)	Yesaulov Gennadiy Oleksandrovych (name)
Chief accountant	(signature)	Sokolova Iryna Volodymyrivna (name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Attachment 9

File #82-4814

Addition
to Regulations (standard)
of accounting 3

		CODES		
Data (year, month, day)		2005	1	01
Enterprise **"Nizhnedneprovsky tube-rolling plant" open joint-stock Company**	by EDRPOU	05393116		
Territory	by KOATUU	1210137200		
Organ of State control **Open joint-stock companies established on the base of state enterprises**	by SPODU	6024		
Branch (type of activity) **Tubes production**	by ZKGNG	12140		
Form of economic activity: **Ferrous metallurgy**	by KVED	27.10.0		
Unit of measurement: **th.grn.**	Control sum			

REPORT ABOUT FINANCIAL RESULTS THROUGH 2004 year (consolidated)

Form #2 Code by DKUD 1801003

1. FINANCIAL RESULTS

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Income (proceeds) from realization (of goods, works, services)	010	2940236	1877410
Value-added tax	015	(290879)	(184554)
Excise duty	020	(0)	(0)
	025	(0)	(0)
Other deductions from income	030	(17379)	(9234)
Net income (proceeds) from realization of produce (goods, works, services)	035	2631978	1683622
Cost o realized produce (goods. works, services)	040	(2271464)	(1468986)
Gross: profit	050	360514	214636
loss	055	(0)	(0)
Other operational profits	060	325784	82433
Administration expenses	070	(86322)	(125323)
Expenses for sale	080	(82866)	(50918)
Other operational expenses	090	(329474)	(85882)
Financial results from operational activity: profit	100	187636	34946
loss	105	(0)	(0)
Profit from partnership in company	110	1743	0
Other financial profits	120	19	881
Other profits	130	7101	3177
Financial expenses	140	(11705)	(2670)
Losses due to partnership in company	150	(0)	(0)
Other losses	160	(23732)	(3494)

1	2	3	4
Financial results from usual activity Before tax: profit	170	161062	32840
loss	175	(0)	(0)
Tax on profit from usual activity	180	58399	15016
Income from tax on profit from usual activity:	185	0	0
Financial results from usual activity:: profit	190	102663	17824
loss	195	(0)	(0)
Extraordinary: profits	200	0	0
expenses	205	(0)	(0)
Taxes from extraordinary profit	210	0	0
Minority shares	215	0	0
Net: profit	220	102663	17824
loss	225	(0)	(0)

II. ELEMENTS OF OPERATING COSTS

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Material expenses	230	1663592	1202473
Expenses for labor payment	240	101956	97830
Deductions for social measures	250	40331	37690
Amortization	260	38952	39282
Other operational expenses	270	154529	164947
Altogether	280	1999360	1542222

III. CALCULATION OF INDICES

Item	Line code	For the accounting period	For the preceding period
1	2	3	4
Average annual number of ordinary shares	300	53885000	53885000
Corrected average annual number of ordinary shares	310	53885000	53885000
Net profit, (loss) per one ordinary share (UAH)	320	1,90522	0,33077
Corrected net profit, (loss) per one ordinary share (UAH)	330	1,90522	0,33077
Dividends per one ordinary share (UAH)	340	0	0,056

NOTES:

Profit is defined according to principle of calculation and correspondence

Profit from realization of produce is acknowledged when shipping the produce.

Profit from rendering services is acknowledged by assessing the degree of completion of operation by investigating the work performed.

Acknowledged profits are classified by the following

1) profit from realization of produce, goods, works, services:
- other operational profits;
- financial profits;
- other profits.

2) extraordinary profits.

Expenses are acknowledged in the report on profits and losses on the basis of direct connection between incurred expenses and profit receits.

Expenses are acknowledged also in those cases, when future economic advantages no longer correspond to requirements for acknowledgment of them in the balance as an asset.

In accordance with the Provision (standard) of accountancy 1 "General requirements to financial accountancy", approved by the order of Finance Ministry of Ukraine as of March 31, 1999 № 87 p. 11 "in rows of financial accountancy forms, which have no indicators, a dash is inserted". When completing financial form "REPORT ABOUT FINANCIAL RESULTS THROUGH " because of help of "AFR-OJSC " this possibility is not envisaged, that is why in lines of "REPORT ABOUT FINANCIAL RESULTS THROUGH ", which have no indicators, "0" is inserted.

Chairman	(signature)	Yesaulov Gennadiy Oleksandrovych
		(name)
Chief accountant	(signature)	Sokolova Iryna Volodymyrivna
		(name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Attachment 10

File #82-4814

Addition
to Regulations (standard)
of accounting 4

		CODES		
	Data (year, month, day)	2005	1	01
Enterprise **"Nizhnedneprovsky tube-rolling plant" open joint-stock Company**	by EDRPOU	05393116		
Territory	by KOATUU	1210137200		
Organ of State control **Open joint-stock companies established on the base of state enterprises**	by SPODU	6024		
Branch (type of activity) **Tubes production**	by ZKGNG	12140		
Form of economic activity: : **Ferrous metallurgy**	by KVED	27.10.0		
Unit of measurement: **th.grn.**	Control sum			

REPORT ABOUT MOTION OF THE MONEY MEANS THROUGH 2004 year (consolidated)

Form #3 Code by DKUD 1801004

Item	Code	For reporting period		For previous period	
		Receipt	Expense	Receipt	Expense
1	2	3	4	5	6
I. Movement of funds as a result of operational activity					
Profit (loss) from usual activity before tax	010	161062	0	32840	0
Correction for: amortization of non-current assets	020	38952	X	39282	X
increase (reduction) of security	030	6961	0	3067	0
loss (profit) from unrealized rate differences	040	187	191	227	331
loss (profit) from non-operational activity	050	14869	0	0	564
Expenses on interest payment	060	11705	X	2670	X
Profit (loss) from operational activity before change of net current assets	070	233545	0	77191	0
Reduction (increase): of current assets	080	0	295070	0	85708
expenses of future periods	090	0	141	10	0
Increase (reduction) of: current liabilities	100	237190	0	319355	0
of profits of future periods	110	0	0	0	0
Monetary funds from operational activity	120	175524	0	310848	0
Paid: interest	130	X	11706	X	2670
taxes on profit	140	X	22894	X	8058
Net movement of funds to emergencies	150	140924	0	300120	0

1	2	3	4	5	6
Movement of funds from emergencies	160	0	0	0	0
Net movement of funds from operational activity	170	140924	0	300120	0
II. Movement of funds as a result of investment activity					
Realization: of financial investment	180	2645	X	0	X
of non-current assets	190	520	X	155	X
of property complexes	200	0	0	0	0
Obtained: interest	210	0	X	0	X
dividends	220	0	X	0	X
Other receipts	230	704	X	6	X
Acquisition: of financial investments	240	X	682614	X	265215
of non-current assets	250	X	15582	X	33869
of property complexes	260	X	0	X	0
Other payments	270	X	0	X	0
Net movement of funds to emergencies	280	0	694327	0	298923
Movement of funds from emergencies	290	0	0	0	0
Net movement of funds from investment activity	300	0	694327	0	298923
III. Movement of funds as a result of financial activity					
Receipts of ownership capital	310	0	X	0	X
Obtained loans	320	1005178	X	416596	X
Other receipts	330	0	X	0	X
Repayment of loans	340	X	314931	X	419199
Paid dividends	350	X	2961	X	8
Other payments	360	X	0	X	0
Net movement of funds to emergencies	370	687286	0	0	2611
Movement of funds from emergencies	380	0	0	0	0
Net movement of funds from financial activity	390	687286	0	0	2611
Net movement of funds over report period	400	133883	0	0	1414
Remainder of funds at the start of year	410	4987	X	6297	X
Influence of currency exchange rate change on the remainder of funds	420	191	187	331	227
Remainder of funds at the end of year	430	138874	X	4987	X

NOTES:

Monetary flows consist of payments in national currency of Ukraine and in foreign currencies, including the following:
- US dollars;
- Euro;
- Russian roubles

Non-monetary operations of financial activity were not carried out

Non-monetary operations of investment activity: operations for acquisition of fixed assets, settlements on which were carried out by way of an offset against debts for shipped produce, services rendered.

In accordance with the Provision (standard) of accountancy 1 "General requirements to financial accountancy", approved by the order of Finance Ministry of Ukraine as of March 31, 1999 № 87 p. 11 "in rows of financial accountancy forms, which have no indicators, a dash is inserted". When completing financial form "REPORT ABOUT MOTION OF THE MONEY MEANS THROUGH " because of help of "AFR-OJSC "this possibility is not envisaged, that is why in lines of "REPORT ABOUT MOTION OF THE MONEY MEANS THROUGH ", which have no indicators, "0" is inserted.

Chairman (signature) Yesaulov Gennadiy Oleksandrovych

(name)

Chief accountant (signature) Sokolova Iryna Volodymyrivna

(name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Attachment 11

File #82-4814

Addition
to Regulations (standard)
of accounting 4

Item	CODES		
Data (year, month, day)	2005	01	01
by EDRPOU	05393116		
by KOATUU	1210137200		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.10.0		
Control sum			

Enterprise:
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company
Territory:
Organ of State control: **Open joint-stock companies established on the base of state enterprises**
Branch (type of activity) **Tubes production**
Form of economic activity: : **Ferrous metallurgy**
Unit of measurement: **th.grn.**

REPORT ABOUT OWN CAPITAL THROUGH 2004 year (consolidated)

Form №4 Code by DKUD: 1801003

Item	Code	Authorized capital	Share capital	Additional invested capital	Other additional capital	Reserve capital	Undistributed profit	Unpaid capital	Withdrawn capital	Total
1	2	3	4	5	6	7	8	9	10	11
Remainder as of the beginning of year	010	13471	0	37181	477339	19086	342402	0	0	889479
Corrections: Change of accountancy politics	020	0	0	0	0	0	0	0	0	0
Correction of errors	030	0	0	0	0	0	(335)	0	0	(335)
Other changes	040	0	0	0	(6677)	0	6677	0	0	0
Corrected remainder as of the beginning of year	050	13471	0	37181	470662	19086	348744	0	0	889144
Revaluation of assets: After-revaluation of fixed assets	060	0	0	0	1097	0	0	0	0	1097

1	2	3	4	5	6	7	8	9	10	11
Reduction of fixed so assets	070	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
After valuation of non- completed construction	080	0	0	0	0	0	0	0	0	0
Reduction of non- completed completed construction	090	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
After -valuation of intangible assits	100	0	0	0	0	0	0	0	0	0
Reduction of value of intangible assets	110	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Indexation of retired fixed assets	120	0	0	0	(3776)	0	0	0	0	(3776)
Net profit (loss) **Over reporting period**	130	0	0	0	0	0	102663	0	0	102663
Distribution of profit: Payment to shareholders (dividends)	140	0	0	0	0	0	(2996)	0	0	(2996)
Direction of profit to Statute capital	150	0	0	0	0	0	0	0	0	0
Deduction to reserve capital	160	0	0	0	0	907	(907)	0	0	0
	170	0	0	0	0	0	0	0	0	0
Installments of shaeholders Contribution into capital	180	0	0	0	0	0	0	0	0	0
Repayment of debt from the capital	190	0	0	0	0	0	0	0	0	0
	200	0	0	0	0	0	0	0	0	0
Withdrawal of capital Redamption of stock (share)	210	0	0	0	0	0	0	0	0	0
Resale of redeemed shares shares	220	0	0	0	0	0	0	0	0	0

1	2	3	4	5	6	7	8	9	10	11
Anullment of redeamed shares	230	0	0	0	0	0	0	0	0	0
Withdrawal of a share from the capital	240	0	0	0	0	0	0	0	0	0
Reduction of nominal value of shares	250	0	0	0	0	0	0	0	0	0
Other changes in capital: Write off of non-compencated expences	260	0	0	0	0	0	0	0	0	0
Freely acquired assets	270	0	0	0	645	0	0	0	0	645
ZU "Further development of mining-metallurgical complex"	280	0	0	0	0	0	0	0	0	0
Total changes in capital	290	0	0	0	(2034)	907	98760	0	0	97633
Remainder as of the end of the year	300	13471	0	37181	468628	19993	447504	0	0	986777

NOTES:

Changes in remainders as of the beginning of the period are carried out in connection with write off of sums of after-valuations of fixed assets objects, which were removed and found errors, which value is not significant.

1.Over reporting period there wasn't any additional shares emission of the Company

2. Shares in statute capital by separate type and categories

2.1. Number of issued shares is equal to 53 885 000 (fifty three million eight hundred eighty five thousand) of ordinary registered shares, which are completely paied up in full at value not less than nominal

2.2. Nominal value of one share – 0,25 UAH

2.3. Over the reporting period there were no changed in the number of shares which are in turn over

2.4. Company shareholders have the right:

- to participate in management of Company according to procedures envisaged with the Statute;
- to participate in distribution of Company profit and to obtain it's share (dividends). Right to obtain share of profit (dividends) in proportion to the share of each partner belong to persons, who are shareholders of the company as of the beginning of dividend payment terms;
- to obtain all information about one's personal account, and also information on Company activity. At the request of a participant, the Company is obliged to represent him for familiarization annual balances, reports on the Company activity, minutes of meetings;
- to join the Company and to leave it according to procedures, established by the state;
- to obtain a part of Company property value in case of it's liquidation in proportion to nominal value of Company shares belonging to him;
- to sell, to present, to exchange, to pledge, to inherit, to draw up a will on all or part of shares, which belong to him;
- to have priority to acquisition of shares of further esmissions;
- to transfer management on one's shares (one's vote inclusive) to another person;
- and also any other actions, that do not contradict the law;

2.5. There are no shares belonging the Company itself, it's subsidiaries and associated enterprises;

2.6. Founder of the Company is the State in the person of State Property Fund of Ukraine and organization of leaseholders Nizhnedneprovskiy Tube Rolling plant named after Karl Libknekht, registered by the order of Executive Committee of Dniepropetrovs City Coumcil of people deputies dated Decembed 30, 1992 No 1205-p.

As of January 1, 2005 there are no ordinary shares of the Company in possession of State Property Fund of Ukraine, there are 2 922 706 (two million nine hundred twenty two thousand seven hundred six) pieces of ordinary registered shares, which makes 5,42 of authorized capital.

2.7. As of January 1, 2005 in possession of Company Executive Body members there are 2 051 935 (two million fifty one thousand nine hundred thirty five) shares.

Shares owners, whose part in authorized capital exceeds 5 % are:

- "ALLIED STEEL HOLDING B.V.";
- "ROSEN ASSET MANAGEMENT S.A.";
- "BLUMBERG INDUSTRIES LLC";
- Limited Liability Company "Kuvera"
- Limited Liability Company ""ABiKO"

3. There are no shares, reserved for issue according to options and other contracts
4. Due to the fact, that registered shares were not issued , there are no unpaid dividends on them.
5. There are no dividends, which were included (or not included) into obligations, when they were envisaged but formally not approved over reporting period.

In accordance with the Provision (standard) of accountancy 1 "General requirements to financial accountancy", approved by the order of Ministry of Finance of Ukraine as of March 31, 1999 № 87 p. 11 "in lines of financial accountancy forms, which have no indicators, a dash is inserted". When completing financial form "REPORT ABOUT OWN CAPITAL THROUGH" with help of "AFR-OJSC "this possibility is not envisaged, that is why in lines of "REPORT ABOUT OWN CAPITAL THROUGH", which have no indicators, "0" is inserted.

Chairman	(signature)	Yesaulov Gennadiy Oleksandrovych (name)
Chief accountant	(signature)	Sokolova Iryna Volodymyrivna (name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Attachment 12

File #82-4814

Approved by the Order
Of the Ministry of Finance of Ukraine
Dated November 29, 2000 #302

	CODES		
Data (year, month, day)	2004	1	01
by EDRPOU	05393116		
by KOATUU	1210137200		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.10.0		
Control sum			

Enterprise:
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company
Territory:
Organ of State control: **Open joint-stock companies established on the base of state enterprises**
Branch (type of activity) **Tubes production**
Form of economic activity: : **Ferrous metallurgy**
Number of employees **9609**
Unit of measurement: **th.grn.**

NOTES TO THE ANNUAL FINANCIAL REPORT
2004 year (consolidated)

Form №5 Code by DKUD 1801003

I. Intangible assets

Groups of intangible assets	Code of line	Balance as per the beginning of the year		Received during a year	Reevaluation (after-valuation+, marking down-)		Withdrawn within year		Charged depreciation per year	Losses from decrease in efficiency per year	Other changes for the year		Balance as per the end of the year	
		Initial (reevaluated value)	Wear and tear		Initial (re-evaluated value)	Wear and tear	Initial (reevaluated value)	Wear and tear			Initial (re-evaluated value)	Wear and tear	Initial (re-evaluated value)	Wear and tear
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
natural resources	010	0	0	0	0	0	0	0	0	0	0	0	0	0
Rights on usage of property	020	0	0	0	0	0	0	0	0	0	0	0	0	0
Rights on goods and services marks	030	25	2	0	0	0	0	0	2	0	0	0	25	4
Rights on objects of industrial property	040	0	0	0	0	0	0	0	0	0	0	0	0	0
Copyrights and allied to them rights	050	0	0	0	0	0	0	0	0	0	0	0	0	0
	060	0	0	0	0	0	0	0	0	0	0	0	0	0

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Other intangible assets	**070**	308	229	0	0	0	0	0	21	0	0	0	308	250
Total	**080**	**333**	**231**	**0**	**0**	**0**	**0**	**0**	**23**	**0**	**0**	**0**	**333**	**254**

From line 080 column 14	value of intangible assets , as to which property right restrictions exist	**(081)**	0
	value of pledged intangible assets	**(082)**	0
	value of intangible assets created by an enterprise	**(083)**	0
From line 080 column 5	value of intangible assets, obtained at the expense of purpose assignments	**(084)**	0
From line 080 column 15	accumulated amortization of intangible assets, as to which property right restrictions exist	**(085)**	0

II. Fixed assets

Groups of material assets	Line code	Remainder as on the beginning of the year		Received For year	Revaluation (after valuation +price reduction 0)		Annual loss		Amortization charged for year	Expenses from reduction of usefulness	Other changes for year		Remainder as of the end of the year		Including			
															Obtained for financial rent		Transfered to operational rent	
		Original (revalued) value	Depreciation		Original (revalued) value	Depreciation	Original (revalued) value	Depreciation			Original (revalued) value	Depreciation	Original (revalued) value	Depreciation	Original (revalued) value	Depreciation	Original (revalued) value	Depreciation
1	**2**	**3**	**4**	**5**	**6**	**7**	**8**	**9**	**10**	**11**	**12**	**13**	**14**	**15**	**16**	**17**	**18**	**19**
Land sites	**100**	0	0	3702	0	0	0	0	0	0	0	0	3702	0	0	0	0	0
Capital expenses for land improvement	**110**	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Buildings, constructions ransfer units	**120**	484913	260495	6830	1097	552	1377	563	11597	0	0	0	491463	272081	0	0	3885	1648
Machines and equipment	**130**	640080	460652	17914	0	0	2154	1891	27230	0	1098	0	656938	485991	0	0	2509	1503
Transportation facilities	**140**	19881	14913	664	0	0	748	647	953	0	0	0	19797	15219	0	0	0	0
Tooling, devices inventory (furniture)	**150**	16719	9096	1791	0	0	196	172	1286	0	0	0	18314	10210	0	0	0	0
Working and stock	**160**	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Perennial planting	**170**	654	323	0	0	0	0	0	46	0	0	0	654	369	0	0	0	0
Other fixed assets	**180**	33093	17094	378	0	0	203	187	964	0	0	0	33268	17871	0	0	5	3
Library stock	**190**	5	0	0	0	0	0	0	0	0	0	0	5	0	0	0	0	0

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Not valuable non-tangiable assets	200	637	257	133	0	0	177	80	118	0	0	0	593	295	0	0	0	0
Temporary (non-title) structures	210	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Natural resources	220	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Returnable container	230	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Lease items	240	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other non-current tangible assets	250	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total	**260**	**1195982**	**762830**	**31412**	**1097**	**552**	**4855**	**3540**	**42194**	**0**	**1098**	**0**	**1224734**	**802036**	**0**	**0**	**6399**	**3154**

From line 260 column 14	value of capital assets, as to which property right restrictions, stipulated with the currently in force law, exist	(261)	0
	value of pledged fixed assets	(262)	132997
	Residual value of fixed assets, which temporary are not used (non-use, reconstruction and so on)	(263)	0
	residual value of fixed assets, withdrawn from usage for sale	(264)	0
	original (revalued)value completely amortized fixed assets	(265)	9631
From line 260 column 5	value of fixed assets, obtained at the expence of purpose financing	(266)	1685
Value of fixed assets taken for operational rent		(267)	3618
From line 260 column 15	depreciation of fixed assets as to which property right restrictions exist	(268)	0

III. Capital investments

Index description	Line code	For year	As of the end of the year
1	2	3	4
Capital construction,	280	31276	24889
Purchase (manufacture) of fixed assets	290	2415	0
Equisition (manufacture) of other non-current tangible assets	300	22	12
Purchase (manufacture) intangible assets	310	415	415
Formation of main stock	320	0	0
Others	330	0	0
Total	**340**	**34128**	**25316**

IV. Financial investments

Index description	Line code	For year	As of the end of the year	
			Long-term	Current
1	2	3	4	5
A. Financial investments under the method of shareholding:				
association enterprises	**350**	0	20115	0
Branch establishments	**360**	0	0	0
Joint activity	**370**	0	0	0
Б. Other financial investments in:				
Shares in authorised capital of other enterprises	**380**	0	0	0
shares	**390**	11162	0	0
loan securities	**400**	0	0	0
others	**410**	671452	972089	0
Total	**420**	**682614**	**992204**	**0**

From line 045 gr. 4 Balance	other long term financial investments are:		
	at prime cost	**(421)**	972089
	at fair cost	**(422)**	0
	at depreciated cost	**(423)**	0
From line 220 gr. 4 Balance	current financial investments are shown:		
	at prime cost	**(424)**	0
	at fair cost	**(425)**	0
	at depreciated cost	**(426)**	0

V. Profit and expenses

Index description	Line code	Profit	Expenses
1	2	3	4
A. Other operational profit and expenses			
operation assets rent	**440**	1110	0
operation exchange rate difference	**450**	8171	2793
Realization of other current assets	**460**	21949	17129
Penalty, fine, forfeit	**470**	1156	564

1	2	3	4
Keeping (support of housing -communal and social - cultural units)	**480**	8249	11097
Other operational profit and expences	**490**	285149	297891
including: deduction reserve of doubtful debts	**491**	X	0
Unproductive expences	**492**	X	0
Б. Profit and expenses from participation in capital , investments in:			
Associated enterprises	**500**	1743	0
Branch establishments	**510**	0	0
Joint activity	**520**	0	0
B. Other financial profit and expenses			
Dividends	**530**	0	X
Interest	**540**	X	11705
Financial rent of assets	**550**	19	0
Other financial profit and expenses	**560**	0	0
G. Other profit and expenses			
Realization of financial investments	**570**	2319	4394
Realization of non-current assets	**580**	500	159
Realization of property complex	**590**	0	0
Non-operation exchange rate difference	**600**	0	0
Free obtained assets	**610**	2	X
Non-current assets write off	**620**	X	356
Other profit and expenses	**630**	4282	18823

Exchange of commodities (barter),products (goods, works, services) **(631)** 0

Part of profit from realization of products (goods, works, services) on exchange of commodities (barter) contracts with involved parties **(632)** 0 %

VI. Monetary resources

Index description	Line code	As of the end of the year
1	2	3
Cash	**640**	30
Current bank account	**650**	138621

1	2	3
Other bank accounts (letters of gredit, cheque-books)	660	162
Travel expences	670	9
Equivalents of monetary resources	680	52
Total	**690**	**138874**

From line 070 gr. 4 Balance Monetary resources, which usage is restricted **(691)** 0

VII. Provision and Reserves

Types of provision and reserves	Line code	Remainder as of the beginning of the year	Increase for reported year		Used in reporting year	Non-used sum in reporting year	Sum of expected compensation of expenses by other party, which is taken account of at estimation of security.	Reminder as of the end of the year
			Calculated (created)	Additional deductions				
1	2	3	4	5	6	7	8	9
Provision of employees holiday payment	710	5730	13411	0	12543	0	0	6598
Further expenses on additional pension provision	720	0	0	0	0	0	0	0
Provision further expenses on guarantee liabilities	730	0	0	0	0	0	0	0
Provision of further expenseson on restructuring	740	0	0	0	0	0	0	0
Provision of further expenses on fulfillment of obligations on aggravated contracts	750	0	0	0	0	0	0	0
Reward payment on reporting year results	760	0	0	0	0	0	0	0
	770	5338	11625	0	5338	0	0	11625
Reserve for doubtful debts	775	0	0	0	0	0	0	0
Total	**780**	**11068**	**25036**	**0**	**17881**	**0**	**0**	**18223**

VIII. Stores

Index description	Line code	Balance sheet cost as of the end of the year	Revaluation for a year	
			Increase of net cost of sales *	Price reduction
1	2	3	4	5
Raw materials and materials	**800**	74906	0	488
Purchased semi-finished product and component parts	**810**	86	0	0
Fuel	**820**	7114	0	0
Package and packing materials	**830**	1710	0	0
Construction materials	**840**	0	0	0
Spare parts	**850**	24073	0	0
Agricultural materials	**860**	0	0	0
Livestock for feeding	**870**	0	0	0
Low value and high wear items	**880**	30838	0	0
Incompleted production	**890**	54498	0	0
Finished produce	**900**	80548	0	0
Goods	**910**	1156	0	0
Total	**920**	**274929**	**0**	**497**

From line 920 column 3 Balance sheet value:

Specified as net sales cost	**(921)**	573
Transferred for processing	**(922)**	428
Pledged	**(923)**	0
Transferred for commission	**(924)**	0
Assets on responsible custody (extra belance account 02)	**(925)**	0

* determined according p. 28 Regulations of (standard) on financial accountancy 9 "Stores".

IX. Debtor indebtedness

Index description	Line code	Total as of the end yearВсього на of the year	Breach of terms of repayment inclusive		
			up to 3 months	from 3 to 6 мonths	from 6 to 12 months
1	2	3	4	5	6
Debtor indebtedness for goods, works, services	940	181387	180827	425	135
Other current debtor indebtedness	950	275380	262717	10909	1754

Hopeless debtor indebtedness written off in reporting period	(951)	0
From lines 940 and 950 column 3 indebtedness with involved parties	(952)	0

X. Shortages and expenses of value damage

Index description	Line Code	Sum
1	2	3
Discovered (written off) cash shortage and losses per year	960	63
Acknowledged as indebteness of officials in the reported year	970	0
Cash shortage and losses , final decision concerning guilty persons , because of whom as of the end of the year not received(extra balance account 072)	980	0

XI. Construction contracts

Index description	Line code	Sum
1	2	3
Income on construction contracts for financial year	1110	0
Indebtedness as of the end of reported year:		
gross indebtedness	1120	0
gross indebtedness	1130	0
from prepayment receivedx	1140	0
Sum of delayed funds as of the end of the year	1150	0
Cost of works, carried out by subcontractors on unfinished construction contracts	1160	0

XII. Income tax

Index description	Line code	Sum
1	2	3
Current income tax	1210	60361
Deferred tax assets: as of the beginning of the reported year	1220	31998
as of the end of reported year	1225	33960
Deferred tax liabilities:: as of the beginning of the reporting year	1230	0
as of the end of reporting year	1235	0
Included into financial results report 0 total	1240	58399
Including : Current income tax	1241	60361
decrease (increase) of deffered tax assets	1242	1962
increase (decrease) of deffered tax liabilities	1243	0
Specified in owned capital 0 total	1250	0
including: current income tax	1251	0
decrease (increase) deffered tax assets	1252	0
increase (decrease) of deffered tax liabilities	1253	0

XIII. Use of amortization charges

Index description	Line code	Sum
1	2	3
Calculated for reporting year	1300	42217
Used for year 0 total	1310	0
Including for: objects construction	1311	0
Purchase (production) and improvement of fixed assets	1312	0
of them machines and equtpment	1313	0

1	2	3
equipment (generation) of intangible assets	**1314**	0
repayment of loans obtained for capital investments	**1315**	0
	1316	0
	1317	0

Chairman (signature) Yesaulov Gennadiy Oleksandrovych
(name)

Chief accountant (signature) Sokolova Iryna Volodymyrivna
(name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Attachment 13

File #82-4814

STATE STATISTIC REPORT

CODES										
Forms of documents according to the DCUD	Organization-owner – identification code according to the EDRPOU	Territory according to the SPATO	Industry according to the ZKGNG	Kind of economic activity according to the KVED	Pattern of ownership according to the KFV	Legal forms of economic activity according to the KOPFG	Ministry, department, association, company according to the SPODU	Superior entity – identification code according to the EDRPOU		Check amount
1	2	3	4	5	6	7	8	9	10	11
	05393116	1210137200	12140	27.10.0	20		6024			

Department (state department), MDO, concern, association
Open joint-stock companies, created on the state enterprises base
Organization
"Nizhnedneprovsky tube-rolling plant" Open Joint-Stock Company
Address
49084, Dnipropetrovsk, 621, Stoletova str.
Form of property **Private property**

Form of activities **Ferrous metallurgy**

Form №2-Б urgent (quarter, annual)
Approved by Order of Statistics Department of Ukraine №190 of 29.07.97

Present this form all of associations, enterprises, banks, insurance and other organizations to the statistics organ by location place (excluding institution supported at account of budget). Quarter form should be presented no later of number 21 after quarter under review. Annual form – no later February 21.

REPORT
ABOUT SECURITIES ISSUE/REALIZATION/CIRCULATION THROUGH JANUARY-DECEMBER, 2004

Section I. Issue and distribution of securities by the emitter

	Line code	Available at the beginning of the year	Issued during the accounting period	Total available at the beginning of the year and issued during the accounting period	Disrtibuted at the beginning of the year			
					Total	Including		
						Legal entities	Persons	Investors from other countries
A	Б	1	2	3	4	5	6	7
Total	**010**	**52356**	**107335**	**159691**	**52356**	**41701**	**4696**	**5959**
including:								
Shares	020	13471	0	13471	13471	2816	4696	5959

A	Б	1	2	3	4	5	6	7
Including:: - ordinary	021	13471	0	13471	13471	2816	4696	5959
- preference	022	0	0	0	0	0	0	0
Bonds	030	0	0	0	0	0	0	0
Including: republican bonds	031	0	0	0	0	0	0	0
- interprise bonds	032	0	0	0	0	0	0	0
Treasury bonds	040	0	0	0	0	0	0	0
Saving certificates (deposit)	050	0	0	0	0	0	0	0
Bills	060	38885	107335	146220	38885	38885	0	0
Other securities	070	0	0	0	0	0	0	0
Authorised fund at the beginning of the year	080	13471	X	X	X	X	X	X
By the end of the accounting pe-	090	13471	X	X	X	X	X	X

	Line code	First placed during the accounting period				Total placed			
		total	including:			total	including:		
			Legal entities	Persons	Investors from other countries		Legal entities	Persons	Investors from other countries
A	Б	8	9	10	11	12	13	14	15
Total	**010**	**107335**	**107335**	**0**	**0**	**159691**	**149036**	**4696**	**5959**
Shares	020	0	0	0	0	13471	2816	4696	5959
Including:: - ordinary	021	0	0	0	0	13471	2816	4696	5959
- preference	022	0	0	0	0	0	0	0	0
Bonds	030	0	0	0	0	0	0	0	0
Including: republican bonds	031	0	0	0	0	0	0	0	0
- interprise bonds	032	0	0	0	0	0	0	0	0
Treasury bonds	040	0	0	0	0	0	0	0	0
Saving certificates (deposit)	050	0	0	0	0	0	0	0	0
Bills	060	107335	107335	0	0	146220	146220	0	0
Other securities	070	0	0	0	0	0	0	0	0

Section П. Turnover of securities

		Securities of the emitter								
		Total from at the beginning of the year and issued during the accounting period	розміщено в цілому		Purchased for the accounting period	Resold for the accounting period		Paid off for the accounting period	Balance of unsold securities by the end of the accounting period	Dividends and interests paid in the accounting period
			Total	Including for the privatised accounts		Total	Including for the privatised accounts			
A	Б	1	2	3	4	5	6	7	8	9
Total	**100**	**159691**	**159691**	**702**	**104215**	**0**	**0**	**104215**	**0**	**2961**
Including: Shares	110	13471	13471	702	0	0	0	0	0	2961
Including:: - ordinary	111	13471	13471	702	0	0	0	0	0	2961
- preference	112	0	0	0	0	0	0	0	0	0
Bonds	120	0	0	0	0	0	0	0	0	0
Including: republican bonds	121	0	0	0	0	0	0	0	0	0
- interprise bonds	122	0	0	0	0	0	0	0	0	0
Treasury bonds	130	0	0	0	0	0	0	0	0	0
Saving certificates (de-	140	0	0	0	0	0	0	0	0	0
Bills	150	146220	146220	0	104215	0	0	104215	X	0
Other securities	160	0	0	0	0	0	0	0	0	0

		Securities of the other emitters					
		Balance at the beginning of the year	Purchased for the accounting period		Sold for the accounting period	Balance at the end of the year	Dividends and interests paid in the accounting period
			Total	Including for the privatised accounts			
A	Б	10	11	12	13	14	15
Total	**100**	**48166**	**11161**	**0**	**0**	**59327**	**0**
Including: Shares	110	10455	11161	0	0	21616	0
Including:: - ordinary	111	10455	11161	0	0	21616	0
- preference	112	0	0	0	0	0	0
Bonds	120	0	0	0	0	0	0
Including: republican bonds	121	0	0	0	0	0	0
- interprise bonds	122	0	0	0	0	0	0
Treasury bonds	130	0	0	0	0	0	0

A	Б	10	11	12	13	14	15
Saving certificates (deposit)	140	0	0	0	0	0	0
Bills	150	0	0	0	0	0	0
Other securities	160	37711	0	0	0	37711	0

Section III. Volumes of mutual investments in the form of securities

	Code of line	Securities of resident-emitter in nonresidents				
		Remainder in nonresidents on the year beginning	Bought by nonresidents through period under review	Ransomed from nonresidents by resident-emitter through period under review	Remainder in nonresidents on the end of period under review	Dividends, percentage paid to nonresidents for period under review
A	B	1	2	3	4	5
Total	170	5959	0	0	5959	1829
including: Stocks	180	5959	0	0	5959	1829
Bonds	190	0	0	0	0	0
Treasury obligatory	200	0	0	0	0	0
Saving certificates (deposit)	210	0	0	0	0	0
Bill of exchange	220	0	0	0	0	0
	230	0	0	0	0	0
	240	0	0	0	0	0
Total	170	0	0	0	0	0
including: Stocks	180	0	0	0	0	0
Bonds	190	0	0	0	0	0
Treasury obligatory	200	0	0	0	0	0
Saving certificates (deposit)	210	0	0	0	0	0
Bill of exchange	220	0	0	0	0	0
	230	0	0	0	0	0
	240	0	0	0	0	0

January,1 2005 .

Tislenko Nataliya (executor) 35-96-88 (telephone)

Chairman	(signature)	Yesaulov Gennadiy Oleksandrovych
		(name)
Chief accountant	(signature)	Sokolova Iryna Volodymyrivna
		(name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Attachment 14

File #82-4814

Legal Person Carrying out Depositary Activity in Keeping of Registered Securities Holders Register

Name	Limited Liability Company "Alfa - Invest"
Organization and Legal form	Limited Liability Company
Code by YedROPU	24995460
Territory Code by KOATUU	1210136600
Territory (region)	Dnipropetrovs'k
Region	Babushkyns'kyy
Post index	49600
Settlement	City of Dnipropetrovs'k
Street, building	17 / 96 Lenina vul.
Inter-city code and telephone	(0562) 36-13-54
Fax	(0562) 36-13-54
E-mail	ALFA@kdb.dp.ua
WWW-address	Has no WEB – site of its own in the Internet network
License (Permit) # for this activity category	AA # 770057
Date of License (Permit) issue	March 26, 2004
State Structure having issued the License	State Commission in Securities and Stock Market

Attachment 15

File No.82-4814

"Economics plus" Newspaper, dated 19.08.2005 No.61

Public Corporation
"Nizhnedneprovsliy Pipe - Rolling Plant"

21, Stoletova street, city of Dnepropetrovsk, Ukraine, 49081

herewith be informed that termination of the contract No. 3-2001/630011067 on keeping of the registry of owners of registered stock of the Public Corporation "Nizhnedneprovsliy Pipe - Rolling Plant" dd. 29.03.2001 on initiative of he registry keeper -LLC "Alfa-Invest" (code EDRPOU 24995460, License DKCPFR on the right of carrying out of professional activity on the equity market: activity on keeping of the registry of owners of registered stock of the series AB № 218378 dd. May 26, 2005; legal and post address: 42/44, Shovkovycha street, Kiev, Ukraine, 01004, phone/fax: (044) 494-11-33).

As a new provisionary registry keeper is nominated LLC "Oliver-Reyestrator" (code EDRPOU 33643026, License DKCPFR on the right of carrying out of professional activity on the equity market: activity on keeping of the registry of owners of registered stock of the series AB № 177080 dd. June 25, 2005; legal and post address: 42/44, Shovkovycha street, Kiev, Ukraine, 01004, phone/fax: (044) 490-48-28).

Date of entering into force (concluding) of the contract on provisionary registry keeping of the owners of registered stock of the Public Corporation "Nizhnedneprovsliy Pipe - Rolling Plant" with the registry keeper - LLC "Oliver-Reyestrator" - August 5, 2005.

Date of the registry closing: September 05, 2005.

As the date of transfer of the Registry of the stockholders of the Public Corporation "Nizhnedneprovsliy Pipe - Rolling Plant" from LLC "Alfa-Invest" to LLC "Oliver-Reyestrator" is to be considered the date of September 9, 2005.

The registered person before the date of the registry transfer has a right to receive from the registry keeper - LLC "Alfa-Invest" - the information about operations connected to the personal account that had been carried out by the registry keeper during the whole or defined by the registered person period before the date of transfer of the registry. The registry keeper is obliged to present within 5 days from the date of receiving of the written notification from registered person.

Information for the stockholders is available at the investment department of the Public Corporation "Nizhnedneprovsliy Pipe - Rolling Plant", phone (0562) 35-83-47

Administration of the Public Corporation "Nizhnedneprovsliy Pipe - Rolling Plant"

"Dnepr Vecherniy" Newspaper, dated 20.08.2005 No.125

Public Corporation
"Nizhnedneprovsliy Pipe - Rolling Plant"

21, Stoletova street, city of Dnepropetrovsk, Ukraine, 49081

herewith be informed that termination of the contract No. 3-2001/630011067 on keeping of the registry of owners of registered stock of the Public Corporation "Nizhnedneprovsliy Pipe - Rolling Plant" dd. 29.03.2001 on initiative of he registry keeper -LLC "Alfa-Invest" (code EDRPOU 24995460, License DKCPFR on the right of carrying out of professional activity on the equity market: activity on keeping of the registry of owners of registered stock of the series AB № 218378 dd. May 26, 2005; legal and post address: 42/44, Shovkovycha street, Kiev, Ukraine, 01004, phone/fax: (044) 494-11-33).

As a new provisionary registry keeper is nominated LLC "Oliver-Reyestrator" (code EDRPOU 33643026, License DKCPFR on the right of carrying out of professional activity on the equity market: activity on keeping of the registry of owners of registered stock of the series AB № 177080 dd. June 25, 2005; legal and post address: 42/44, Shovkovycha street, Kiev, Ukraine, 01004, phone/fax: (044) 490-48-28).

Date of entering into force (concluding) of the contract on provisionary registry keeping of the owners of registered stock of the Public Corporation "Nizhnedneprovsliy Pipe - Rolling Plant" with the registry keeper - LLC "Oliver-Reyestrator" - August 5, 2005.

Date of the registry closing: September 05, 2005.

As the date of transfer of the Registry of the stockholders of the Public Corporation "Nizhnedneprovsliy Pipe - Rolling Plant" from LLC "Alfa-Invest" to LLC "Oliver-Reyestrator" is to be considered the date of September 9, 2005.

The registered person before the date of the registry transfer has a right to receive from the registry keeper - LLC "Alfa-Invest" - the information about operations connected to the personal account that had been carried out by the registry keeper during the whole or defined by the registered person period before the date of transfer of the registry. The registry keeper is obliged to present within 5 days from the date of receiving of the written notification from registered person.

Information for the stockholders is available at the investment department of the Public Corporation "Nizhnedneprovsliy Pipe - Rolling Plant", phone (0562) 35-83-47

Administration of the Public Corporation "Nizhnedneprovsliy Pipe - Rolling Plant"

Attachment 16

File No.82-4814

Public Corporation
"Nizhnedneprovsliy Pipe – Rolling Plant"

21, Stoletova street, city of Dnepropetrovsk, Ukraine, 49081

herewith be informed that termination of the contract No. 3-2001/630011067 on keeping of the registry of owners of registered stock of the Public Corporation "Nizhnedneprovsliy Pipe - Rolling Plant" dd. 29.03.2001 on initiative of he registry keeper -LLC "Alfa-Invest" (code EDRPOU 24995460, License DKCPFR on the right of carrying out of professional activity on the equity market: activity on keeping of the registry of owners of registered stock of the series AB № 218378 dd. May 26, 2005; legal and post address: 42/44, Shovkovycha street, Kiev, Ukraine, 01004, phone/fax: (044) 494-11-33).

As a new provisionary registry keeper is nominated LLC "Oliver-Reyestrator" (code EDRPOU 33643026, License DKCPFR on the right of carrying out of professional activity on the equity market: activity on keeping of the registry of owners of registered stock of the series AB № 177080 dd. June 25, 2005; legal and post address: 42/44, Shovkovycha street, Kiev, Ukraine, 01601, phone/fax: (044) 490-48-28).

Date of entering into force (concluding) of the contract on provisionary registry keeping of the owners of registered stock of the Public Corporation "Nizhnedneprovsliy Pipe - Rolling Plant" with the registry keeper - LLC "Oliver-Reyestrator" - August 5, 2005.

Date of the registry closing: September 05, 2005.

As the date of transfer of the Registry of the stockholders of the Public Corporation "Nizhnedneprovsliy Pipe - Rolling Plant" from LLC "Alfa-Invest" to LLC "Oliver-Reyestrator" is to be considered the date of September 9, 2005.

The registered person before the date of the registry transfer has a right to receive from the registry keeper - LLC "Alfa-Invest" - the information about operations connected to the personal account that had been carried out by the registry keeper during the whole or defined by the registered person period before the date of transfer of the registry. The registry keeper is obliged to present within 5 days from the date of receiving of the written notification from registered person.

Information for the stockholders is available at the investment department of the Public Corporation "Nizhnedneprovsliy Pipe - Rolling Plant", phone (0562) 35-83-47

Administration of the Public Corporation "Nizhnedneprovsliy Pipe - Rolling Plant"

Attachment 17

File No.82-4814

INFORMATION ABOUT THE USA SHAREHOLDERS.

1. The Company has issued only one kind of shares, which are common registered shares (hereinafter referred to as "Shares") with nominal value 0,25 cop. As far as the Company knows, one shareholder, who is an USA resident, has shares.

(i) **"LIGHT INVESTMENTS CO",**

registered at Building 2, Camden,
Delaware 19934 Kent County,
Willow Groove Road, 12260

is the registered owner of 1 032 shares (one thousand and thirty two), that makes up 0,0019% from the total number of shares issued.

As far as we know, shares owned by the USA resident were purchased at secondary off-exchange market by ordinary broker operations.

The Company is not able without proper efforts or proper expenses to find out who is the owner of these securities registered on nominal owner in case the company stated in i.1 is a nominal owner, which the Company has no information about.

INFORMATION ABOUT DISTRIBUTION OF OJSC "NTZ" SHARES.

2. The first issue of shares was carried out during the process of privatization of the Company by the way of issue of 21 554 000 (twenty one million five hundred fifty four thousand) common registered shares with nominal value of 0,25 cop each to the total amount of 5 388 500 (five million three hundred eighty eight thousand five hundred) UAH.

Company privatization was over (Order given by State Property Fund of Ukraine No. 1397 dated 8.12.1997 "On completion of the process of privatization of VAT "Nizhnedneprovsky Tube Rolling Plant").

Special General Meeting of shareholders, which took place on 26.12.2000, decided to make the second (additional) issue of VAT NTZ shares.

All shareholders of the Company had the equal right of priority to purchase shares issued in addition in number proportional to their part in the statutory fund on the date when the decision to issue shares was taken.

Subscription for shares of the second (additional) issue was carried out in correspondence with shares issue terms adopted by the Special General Meeting of shareholders dated 26.12.2000 and stopped before the appointed time as in the course of subscription the planned extent of issue in number of 32 331 000 shares (thirty two million three hundred thirty one thousand) had been achieved.

Subscription for Company shares was made at two stages:

- at the first stage the prior right of shareholders on purchase of shares issued in addition in number proportional to their part in statutory capital on the date, when the decision on shares issue was taken, was implemented.
- at the second stage the right of other investors on purchase of shares issued in addition and of existing shareholders in number exceeding the number of shares, which the shareholder had implemented his prior right on, was implemented. At that, at the second stage the Company shareholders had prior right for purchase of shares issued in addition.

Shares of additional issue are subject to circulation in accordance with the legislation in force.

According to requirements of the State Commission on securities and stock market in relation to the procedure concerning the registration of issue of enterprise shares and bonds and information on their issue, the second (additional) issue of shares was registered and the Certificate on registration of securities issue was received (taking into account the last issue) No. 164/1/01 dated 18.04.2001, given out by the State Commission on securities and stock market.

The additional (second) issue of securities gave their owners the rights equal to the rights on securities issued before.

On 22.09.2005 taking into account purchase and sale of Company shares at the secondary market of securities, members of the Company labour collective owned 4,47 % of Company shares, other natural persons – 1,21% and private legal persons – 94,32%.